UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC 20549

               					   FORM  10-SB/A

         		GENERAL FORM OF REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS

Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          ARTIBLES, INC.


Michigan 						                     		38-3321841
Jurisdiction of Incorporation)	      (I.R.S. Employer Identification No.)

4090 Lake Drive,SE, Grand Rapids, Michigan 		       			49506
(Address of Principal Executive Offices) 				        (Zip Code)

Registrants Telephone No: (616)-285-1690

The following Securities are to be registered pursuant to Section 12(B) of the
Act:

None

The following Securities are to be registered pursuant to Section 12(g) of the
Act:

Common Stock, .01 par value per share
(Title or Class)


PART 1.

						INTRODUCTION

This registration statement is voluntarily being filed pursuant to Section
12(g) of the Securities Exchange Act of 1934, in order to comply with requirements of the National Association of Securities Dealers(NASD) requirements, for marker maker submission of quotations, of the registering corporations securities, on the Over the Counter Bulletin Board, often call the "OTCBB". No common stock of this company has every been listed or registered at any time previous to this registration statement. The common stock of the registering corporation has not been rated by any NRSRO, or Nationally Recognized Statistical Rating Organization for credit quality or marketability. The company may choose to rate its securities in the future. Upon effective registration of securities, if granted, the registering corporation will file reports as required under the Exchange Act to maintain itself as a reporting company thereby qualifying for minimum listing standards as promulgated by NASD Regulation Inc. on the "OTBCC". The company does not anticipate any contingency upon which it may cease filing reports with the SEC unless it is not required to do so. This registration statement is provided to enhance public accessibility to the corporations business information to interested parties; to allow the corporation to obtain business goals yet provide for public disclosure.


ITEM 1. 		Description of Business

 (a) BUSINESS DEVELOPMENT.

1. FORM AND YEAR OF ORGANIZATION: Artibles, Inc. the "Company" was incorporated on November 22, 1996 as effected in the State of Michigan. The restated
Articles of Incorporation as filed with the administrator, as amended, on June 17, 1999. The identification number as assigned by administrative bureau of the State of Michigan was 432-926. There was no predecessor company and the Company has never filed for bankruptcy. The Company has not received any notice of any legal proceedings against it.

2. ISSUANCE OF COMPANY STOCK. The company has 7,761,086 shares of common stock outstanding (of par value $0.01) as of July 30, 2000 issued and outstanding. There are 10,200,000 Authorized shares with 2,438,914 share un-issued.

The historical issuance of stock and ownership: On December 31st, 1996 the company had 56,400 shares outstanding, issued to principal founders and one affiliate pursuant to Section 4(2) of the 1933 Act. There was no solicitation or advertising at any time by the company. On November 30 1997, 3,600 shares were issued to a sophisticated accredited affiliated investor for services rendered, bringing the total up to 60,000 shares outstanding. On December 2, 1997 the company approved a 74.627 for 1 stock split bringing the number of total outstanding shares to 4,477,612, due to the positive stock split. On December 31, 1997 15,400 shares were issued to an accredited affiliated sophisticated international investor for services rendered brings the total shares outstanding to 4,493,012. On July 1st, 1999 a cumulative total of 3,268,074 shares were issued as follows: to two corporate service providers, for unpaid invoices for 697,761 shares, to one affiliated-investor for 74,624 shares, to satisfy one unsecured convertible note holder of principal amount $51,000, whom converted to common stock of 1,082,161 shares, to one affiliated corporate principal owner for services rendered for 1,346,213 shares, and to one individual affiliated founding owner for services rendered for 67,311 shares bringing the cumulative total common shares to 7,761,085, common shares outstanding as of July 31, 2000. There has been no preferred stock issued at any time at the time of application of the registrant.

The capitalization of the company has been obtained from a combination of private equity investment from the founders and affiliates, short-term debt financing and corporate equity finance for services the company relies upon as described in this registration statement. There is only one class of voting common stock issued. In the first half of 1999 the company obtained debt capital in the form of 13 convertible promissory notes fully executed, convertible into common equity, from sophisticated investors for a total principal amount of $733,000 as received by the company. On December 15, 1999, 7 of the 13 note-holders were converted into common equity, representing a principal dollar amount of $175,000, for a total shares tendered by the company for this debt reduction, of 76,460 shares. Therefore as of December 31, 1999 there was a total of 7,837,546 common shares outstanding. There was a total principal amount of convertible promissory notes $558,000.00 as of December 31, 1999. It is anticipated by the company that all note-holders shall be converted into common equity at some time in the near future.
The principal products and services the company engages in is a service business as an informational services provider-vendor.
Business and individuals can access the Artibles service on the Internet for information on luxury retail and wholesale products in the arts, antiques and collectable markets worldwide. Business activities include, information gathering on selected artistic and luxury goods products, tracking, tagging, product analysis, item identification.
The company plans to create value in the marketplace that will be passed along to consumers in the form of: 1. favorable pricing (direct from source market) on products in the arts market, and useful information on these products. 2. Reintegrating and assembly of information on products being offered worldwide in this industry sector. The Artibles service is a utility for retailers and wholesalers who currently buy and sell these products to the public. For individual public customers the Artibles service is a resource to locate the product they may desire. In addition registered uses of the Artibles website will have access to branded services such as (appraisal, locator, escrow, transfer or insurance) to consummate a business transaction anywhere in domestic USA and Western Europe and then expanding worldwide, for distribution.

The company has not formally made any Public announcement regarding products or services to date. The company has entered into confidential proprietary discussions with major US corporations to explore synergistic relationships and interest in the companies capitalization and product technology. Internet technology utilization in the Luxury Arts Products Market is not well defined. The competitive industry is extremely fragmented encompassing hundreds of thousands or dealers, artisans, collectors, vendors disbursed geographically all over the world. Major competition can be expected from proprietary art auction houses selling their own products on the Internet and from numerous Internet vendors or dealers, selling a mix of products not limited to the luxury art product market. Artibles believes it is well positioned in this new industry since the company is using a specialized search and recovery system as opposed to a standard website displaying particular products. With rapid technology changes and Internet commercialization and with no significant barriers to entry, the company expects competition to persist, increase and intensify in the future. The company also faces competition from traditional media such as radio, television and print. The company competes with Internet art galleries, internet based auctions, Internet fairs antique shows, stores and malls. The company believes it primary competitive position will be determined in providing its products and services via the internet, by international name recognition, by offering variety of value added services, ease of use, price, quality of service, reliability, technical expertise and experience of its personnel.

The company since 1996 has been in a research and development modality with management participation on a full/part time basis. The initial cost of expensed development and operations has been capitalized, and paid, for by the founders.

The total number of employees working full time is 3. The total number of part time consultants is extensive and may include up to ten, with 4 being utilized at the time or registration application. The company has no part time employees.

REPORTING UNDER THE 1934 ACT. Upon effective registration of common stock under the Exchange Act, if granted, the company will be required to file certain periodic reports with the Securities and Exchange Commission. The Public may read and copy all reports filed with the SEC by the company, at the SEC's Public Reference Room at 450 Fifth Street N.W. Washington D. C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC toll free at 1-800-SEC-0330. The SEC maintains an Internet site where all reports, proxy and information statements filed by the company, may be obtained at http://www.sec.gov. You may also contact the company at its web site at http://www.artibles.com. You may also contact the company directly toll free at 1-800-889-1619.

The company as registrant, upon registration being granted, is required to file an annual audited financial report on a Form 10K within 90 days following the end of its fiscal year. The company as registrant, will be required to file reports on common stock shareholder ownership of affiliates and 5% owner(s) initially, currently and annually thereafter. The company as registrant is required to file, quarterly, un-audited or audited financial reports on Form 10-Q on an ongoing basis. Material changes in the board of directors, mergers or acquisitions, corporate status changes, accountant changes or other specified events require the company to file Form 8K with the SEC commission.


ITEM 2.  	MANAGEMENT DISCUSSION AND ANALYSIS

(A)	PLAN OF OPERATION. The company has broken its plan of operation into three distinct phases or stages. In stage one, after primary capitalization, the company will engage in the complete development and deployment of the companies licensed Artedex system, an internet software application system of gathering, processing, analyzing and publishing of pricing information, inventory, sale price highs/lows/averages on items in 4,000 categories for sale on the top 10
Net Auction websites, and top 50 E-Tail sites currently on the Internet. The Artedex informational access system will be offered and sold to other websites. Concurrently, the company will develop a network of local and regional marketing and sales representatives. The company calls these representatives Category
Market Developers(CMDs)who are typically large wholesalers and aggregators, which will link with the company via the Internet. The second category of sales agents are Field Market Developers(FMDs)which are typically small wholesalers, retailers and aggregators, or smaller concerns, with more limited markets. These smaller marketers, also be linked via the Internet to the company. The Artedex system will make market information about products in numerous categories of goods in this sector, available to Internet-enabled consumers and participants Worldwide.

In stage two the company intends to establish Artibles, Inc. in the consumer markets Worldwide utilizing the Internet as the predominant interface with consumers and market participants. Jurisdictional issues shall be addressed by the company to assure compliance with local rules and regulations. The company in this stage shall seek to instill consumer confidence and presence by name brand recognition, marketing efforts through the relationships established in phase one with CMDs and FMDs. Much of the companies virtual inventory and merchandising particulars will be implemented by the company's management during this stage. Specific consumer needs because of diversity in culture, language and communications ability along with strategic banking and affiliation vendor relationships shall be integrated into the companies Webase and Website for utility, and enhanced functionality in phase two. In stage two the company will seek a investment banker for additional capitalization and restructuring while seeking NASDAQ listing status.

Stage three is really the completed integration of company's business model as developed in stages one and two. Stage three is the primarily a re-development of the companies business plan as experiences obtained in stages one and two are realized. The third stage is a concurrently operation, in that this stage recognizes the fast moving intrinsic changes in the marketplace, which requires the company to adapt to informational competitive market conditions. Therefore the company may selectively expand into the most dynamic and profitable opportunities discovered. Stage three requires the complete upgrade of all of the companies systems and technology, and possible deployment on a more local geographic location, thereby recasting the companies operation internationally, taking advantage of capital or labor conditions globally to enhance profit. This enhances or enables consumer competitive advantage in price and or delivery by the enriched distribution abilities of the company



(B) CASH REQUIREMENTS AND OF NEED FOR ADDITIONAL FUNDS, TWELVE MONTHS. Our funding requirements fall into two categories: basic working capital and financing requirements to complete software programming activities and services and marketing costs. Currently, we accordingly have only nominal working capital available. We have no immediate or foreseeable need for capital other than $1,000,000 in private raise of capital as described in this part.

Plans to offer stock via a Private Placements of the company's common stock is currently underway. One of the company's principal shareholders has arranged for several sophisticated non US investors internationally located whom participate in the Arts and Luxury goods market, to participate in company operations as affiliated investors. Any global investor, subject to OFAC and various other legal, inter-dictive and investigative due diligence methods, may satisfy the company's capital requirements. This core financing provided by a the proposed capitalization, would be the seed money to engage the company's business plan. The company is seeking a financing commitment by assembling, at the time of this filing an acceptable offering memorandum statement. The company plans to remain a United Sates corporation and will currently not expatriate ownership or control to any foreign entity.

Contingencies for additional Capital may arise should the companies product development cost increase or private financing not materialize as anticipated.

(1)	SUMMARY OF PRODUCT RESEARCH AND DEVELOPMENT

	Research and Development

Artibles has deployed its site within the UK, the URL being WWW.ARTIBLES.CO.UK. housed at TeleHouse, Carnary Warf, UK. The site is also available through WWW.ARTIBLES.COM in the US, however, when addressing the site within the US Artibles servers point to the UK site. Both are maintained by IT professionals who are on call to assure uptime reliability.

Artibles has two current research and development projects that will enhance the site and its partners. They are as follows:

	Encryption:

Artibles is presently working with the development team in the UK to deploy a 128 bit, advanced encryption scheme. The security permitted by this system will allow for secure transactions to occur between buyers and sellers within the Artibles system as well as provide anonymity to those buyers and sellers who demand such to complete the sale. The 128 bit encryption system has been co-developed and recently deployed for TD Waterhouse, a large multinational brokerage house in the UK. When the development is completed, the "ARTIBLES ASSURANCE POLICY" will be implemented. This system could become the most secure system available on the net.

By providing security as described Artibles believes that it will attract business that requires or demands a stronger security than is presently available on the net. The E-BAY model, although highly successful with the lower priced items for sale, does not allow individual buyers and sellers the level of security necessary to buy and sell more costly works of Art, Antiques and Collectibles with confidence. Our research indicates that the market is looking for a new entrant that will answer the needs of the middle to higher priced goods.

(2) 	EXPECTED PURCHASE OR SALE OF PLANT AND SIGNIFICANT EQUIPMENT. None.

(3)	EXPECTED SIGNIFICANT CHANGE IN THE NUMBER OF EMPLOYEES None.

(C)	DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

(1) OPERATIONS AND RESULTS FOR THE PAST TWO FISCAL YEARS. As of December
31st, 1999 we had accumulated a deficit of since our inception on November 22 1996. The company has no operating income to date

	RISK FACTORS

NO OPERATING HISTORY OR REVENUES; LIMITED ASSETS

The Company was incorporated on November 22, 1996, under the name "Artibles, Inc." Since its inception, the Company has incurred costs to develop and enhance its technology, to create, introduce and enhance it web sites, to establish marketing and distribution relationships and to build administrative organization. The Company has no operating history or revenues and has limited assets other than what it hopes to acquire in this Offering. Because the Company has no operating history, the prediction of future results is difficult or impossible, and the Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by companies in their early stages of development, particularly companies in the rapidly evolving Internet market. Following this Offering, the Company anticipates incurring significant ongoing expenses including sales and marketing, public relations, leasing costs, personnel hiring, training costs, funding of higher levels of research and development, development of new distribution channels, broadening of customer support capabilities, implementing strategic relationships important to the Company and increasing its administrative resources in anticipation of future growth. Principals of the Company have limited experience in the operation of a large and global electronic business and in providing Internet services. There can be no assurance that the Company will achieve its objectives or that the operations of the Company will be profitable, nor if profitability is attained, that such profitability will be sustained. The Company's profitability will be subject to market and financial considerations that may be beyond the control of the Company. To the extent that increases in expenses precede or are not subsequently followed by increased revenues, the Company's business, results of operations and financial condition will be materially adversely affected. There can be no assurance that the Company will generate sufficient revenues from the sale of its products and services to achieve or maintain profitability on a quarterly or annual basis in the future. The Company expects negative cash flow from operations for the foreseeable future as it continues to develop and market its business. Since the Company is in its infancy, there is a risk of loss of the entire investment.

POTENTIAL FLUCTUATIONS IN QUARTERLY OPERATING RESULTS

The Company is likely to experience significant fluctuations in quarterly operating results caused by many factors, including the rate of growth, usage and acceptance of the Internet, changes in the demand for the Company's products and services, introductions or enhancements of products and services by the Company and its competitors, delays in the introduction or enhancement of products and services by the Company or its competitors, customer order deferrals in anticipation of upgrades and new products, changes in the Company's pricing policies or those of its competitors, changes in the distribution channels through which products or services are sold, the Company's ability to anticipate and effectively adapt to developing markets and rapidly changing technologies, the Company's ability to attract, retain and motivate qualified personnel, changes in the mix of products and services sold, changes in the mix of domestic and international revenues and changes in general economic conditions. The Company will attempt to expand its channels of distribution, and any increase in the Company's revenues will be dependent on its ability to implement its distribution strategy. There also may be other factors that significantly affect the Company's quarterly results which are difficult to predict given that the Company has no operating history, which could result in earnings falling short, for a particular period, of either a prior fiscal period or investors' expectations.

As an Internet business, the Company expects to operate with little or no backlog. As a result, quarterly sales and operating results depend generally on the volume and timing of orders and the ability of the Company to fulfill orders received within the quarter, all of which are difficult to forecast. The Company's expense levels are based in part on its expectations as to future orders and sales, which, given that the Company has no operating history, also are extremely difficult to predict. The Company's expense levels are to a large extent fixed, and it will be difficult for the Company to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in demand for the Company's products and services in relation to the Company's expectations would have an immediate material adverse impact on the Company's business, results of operations and financial condition.

Due to all of the foregoing factors, the Company believes that its quarterly operating results are likely to vary significantly. Therefore, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors.

UNPROVEN ACCEPTANCE OF THE COMPANY'S PRODUCTS AND SERVICES; DEVELOPING MARKET

Many of the Company's products and services have been introduced only recently, have yet to be introduced or will be introduced in a substantially enhanced form. The Company's success will depend largely upon the success of these and future products and services and enhancements. Failure of these products and services or enhancements to achieve significant market acceptance and usage would materially adversely affect the Company's business, results of operations and financial condition. If the Company were unable to successfully market its current products and services, develop new products and services and enhancements to current products and services or complete products and services currently under development, or if such new products and services or enhancements do not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

The primary markets for the Company's products and services have only recently begun to develop and are rapidly evolving. As is typical in the case of a new and rapidly evolving industry, demand for and market acceptance of products and services that have been released recently or that are planned for future release are subject to a high level of uncertainty. If the markets for the Company's products and services fail to develop, develop more slowly than expected or become saturated with competitors, or if the Company's products and services do not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

INTERNET-RELATED RISKS

DEPENDENCE ON THE INTERNET; UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR COMMERCE

Use of the Internet by consumers is at a relatively early state of development, and market acceptance of the Internet as a medium for commerce is subject to a high level of uncertainty. The Company's future success will depend on its ability to significantly increase revenues, which will require the development and widespread acceptance of the Internet as a medium for commerce. There can be no assurance that the Internet will be a successful retailing channel. The Internet may not prove to be a viable commercial marketplace because of inadequate development of the necessary infrastructure, such as reliable network backbones, or complementary services, such as high speed modems and security procedures for financial transactions. The viability of the Internet may prove uncertain due to delays in the development and adoption of new standards and protocols (for example, the next generation Internet Protocol) to handle increased levels of Internet activity or due to increased government regulation. If use of the Internet does not continue to grow, or if the necessary Internet infrastructure or complementary services are not developed to effectively support growth that may occur, the Company's business, results of operations and financial condition could be materially adversely affected.

UNCERTAIN ACCEPTANCE OF THE COMPANY'S INTERNET CONTENT

The Company's future success will be significantly dependent upon its ability to create, license and deliver entertaining and compelling arts/antiques/collectibles-related content to attract users to its web sites to purchase arts, antiques and collectibles, and to attract advertisers to its web sites. The Company has limited experience in the online arts, antiques and collectibles business. There can be no assurance that the Company's content will be attractive to a sufficient number of users to generate significant revenues. There also can be no assurance that the Company will be able to anticipate, monitor and successfully respond to rapidly changing consumer tastes and preferences so as to continually attract a sufficient number of users to its web sites. If the Company is unable to develop Internet content that allows it to attract, retain and expand a loyal user base, its business, results of operations and financial condition will be materially adversely affected.

UNCERTAIN ACCEPTANCE OF THE INTERNET AS A MEDIUM FOR ADVERTISING

For the Company to generate advertising revenues, advertisers and advertising agencies must direct a portion of their budgets to the Internet and, specifically, to the Company's Internet web sites. To date, sales of Internet advertising represent only a small percentage of total advertising sales. The Company has begun to look for advertisers to purchase advertising on its web sites but has not recognized material advertising revenues to date. There can be no assurance that advertisers and advertising agencies will accept the Internet as a medium. If Internet advertising is not widely accepted by, or if the Company is not successful in generating significant advertising revenues from, advertisers and advertising agencies, the Company's business, results of operations and financial condition could be materially adversely affected. For this reason, advertising revenues have not been included in the Company's financial projections in Exhibit D.

SECURITY RISKS

Despite the implementation of network security measures by the Company, its infrastructure is potentially vulnerable to computer break-ins and similar disruptive problems caused by its customers or others. Consumer concern over Internet security has been, and could continue to be, a barrier to commercial activities which require consumers to send their credit card information over the Internet. Computer viruses, break-ins or other security problems could lead to misappropriation of proprietary information and interruptions, delays or cessation in service to the Company's customers. Moreover, until more comprehensive security technologies are developed, the security and privacy concerns of existing and potential customers may inhibit the growth of the Internet as a merchandising medium.

Users of the Internet face the following three security concerns: (i) security of content; (ii) site security; and (iii) security of ownership. Security of content ensures that what is put on the Internet is not altered or vandalized. Some Web Servers are inadequately secured, allowing vandals to modify pages on a web site, without an owner's knowledge or permission. Words, art and other work can be changed and result in tarnishing the image of a business. Site security will protect data from viruses, worms and sneak piracy. Some software pirates on the Internet use unsuspecting sites to run schemes. Anonymous FTP servers which have write permission are most vulnerable. Pirates can upload software onto a machine using cryptic filenames that might not be seen in standard directory listings, and then publish the software for others to download. Not only can this compromise the reputation of a business on the Internet for responsible system administration, it can make a business liable for damages.

A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties to provide the security and authentication necessary to effect secure transmission of confidential information. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. If any compromise of the Company's security were to occur, it could have a material adverse effect on the Company's business, results of operations and financial condition. A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against the threat of such security breaches or to alleviate problems caused by such breaches. Concerns over the security of Internet transactions and the privacy of users also may inhibit the growth of the Internet generally, and the World Wide Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company or third party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose the Company to a risk of loss or litigation and possible liability.
There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES

The Company is subject, both directly and indirectly, to various laws and governmental regulations relating to its business. The Company believes it is currently in compliance with such laws and that they do not have a material impact on its operations, although there can be no assurance that the Company will be able to successfully address changes in the regulatory environment should they occur. Moreover, other than laws and regulations applicable to businesses generally there are currently few laws or regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is possible that a number of laws and regulations may be adopted with respect to the Internet. Such laws and regulations may cover issues such as user privacy, pricing and characteristics and quality of products and services. The enactment of any such laws or regulations in the future may slow the growth of the Internet, which could in turn decrease the demand for the Company's products and services and increase the Company's cost of doing business or otherwise have an adverse effect on the Company's business, results of operations and financial condition. Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, libel and personal privacy is uncertain and could expose the Company to substantial liability for which the Company might not be indemnified by content providers. See "--Liability for Information Retrieved from the Internet." In addition, claims have been brought, and sometimes successfully pressed, against on-line services, for defamation, negligence, copyright or trademark infringement or under other theories with respect to materials disseminated through such services. The Company maintains a web site to which users can upload materials, and there can be no assurance that the Company will not be subject to similar claims. The Company believes that its use of material on its web sites is protected under current provisions of copyright law. However, legal rights to certain aspects of Internet content and commerce are not clearly settled. There can be no assurance that the Company will be able to continue to maintain rights to information. The failure to be able to offer such information would have a material adverse effect on the Company's business, results of operations and financial condition. See "BUSINESS--Government Regulation."

LIABILITY FOR INFORMATION RETRIEVED FROM THE INTERNET

Due to the fact that material may be downloaded from web sites and may be subsequently distributed to others, there is a potential that claims will be made against the Company for defamation, negligence, copyright or trademark infringement or other theories based on the nature and content of such material. Such claims have been brought, and sometimes successfully pressed, against online services in the past. In addition, the Company could be exposed to liability with respect to the material that may be accessible through the Company's branded products and web sites. For example, claims could be made against the Company if material deemed inappropriate for viewing by children could be accessed through the Company's web sites. Although the Company carries general liability insurance, the Company's insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify the Company for all liability that may be imposed. Any costs or imposition of liability that is not covered by insurance or in excess of insurance coverage could have a material adverse effect on the Company's business, results of operations and financial condition. The Company is currently not aware of any such claims.

COMPETITION; NEW ENTRANTS

The markets for the Company's products and services are new, competitive, evolving quickly and subject to rapid technological change. Since the Internet's commercialization in the early 1990's, the number of web sites on the Internet competing for attention and spending has proliferated. With no significant barriers to entry, the Company expects competition to persist, increase and intensify in the future as the markets for the Company's products and services continue to develop and as additional companies enter each of its markets. It is possible that there are major companies as well as smaller entrepreneurial companies that are focusing significant resources on developing and marketing products and services that will compete with the Company's products and services. Products and services that compete with those of the Company can be expected in the future. Intense price competition may develop in the Company's markets.


With respect to competition for consumers' attention, in addition to intense competition from other Internet providers, the Company also faces competition from traditional media such as radio, television and print. The Company also competes with art galleries, auction houses, Internet-based auctions, fairs, antique shows, stores and malls. The Company believes that the primary competitive factors in providing its products and services via the Internet are name recognition, variety of value-added services, ease of use, price, quality of service, reliability, technical expertise and experience, and the availability of customer support from Category Market Developers and Field Market Developers. The Company's success will depend heavily upon its ability to provide high quality, entertaining content, as well as cutting-edge technology and value-added Internet services. The competition for advertising revenues, both on Internet web sites and in more traditional media, is intense. To the extent the Company is not able to attract significant sources of revenues from space rental on it web sites, the Company's business, results of operations and financial condition will be materially adversely affected. See "BUSINESS-- Competition." Many of the Company's current and potential competitors in each of its markets have longer operating histories and significantly greater financial, technical and marketing resources, name recognition and a larger installed product base than the Company. These competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements and to devote greater resources to the development, promotion and sales of their products or services than the Company.

The Company's Internet competitors include The Internet Antique Shop, eBay, NETIS Auctions on the Web, Cardvark (sports cards, entertainment cards, memorabilia and comic books) and Collector Online, each of which provides a range of Internet products and services targeted at the arts, antiques and collectibles markets. For more information on the Company's competitors, see "BUSINESS--Competition."

The Company does not believe that its markets will support the increasing number of competitors and their products and services. As with many other markets, it is possible that the Company's markets will become dominated by a small number of suppliers. It is possible that the Company's competitors could bundle their products and services with other computer software, including operating systems and browser software, in a manner that may discourage users from purchasing the products and services offered by the Company. This strategy may be particularly effective for companies with leading market shares in their respective markets, such as Microsoft. If the Company does not provide products and services that achieve success in their respective segments in the short term, the Company could suffer an insurmountable loss in market share and brand name acceptance, which would result in a material adverse effect on the Company's business, results of operations and financial condition. See "BUSINESS--Competition."

NEW PRODUCT DEVELOPMENT AND TECHNOLOGICAL CHANGE

The emerging market for Internet products and services is characterized by rapid technological developments, evolving industry standards and customer demands and frequent new product introductions and enhancements. In addition, many companies are expected to introduce new Internet products and services in the near future. The Company's success will depend on its ability to design, develop, test, market, sell and support new products and services and enhancements of current products and services on a timely basis in response to both competitive products and services and evolving demands of the marketplace. In addition, new products and services and enhancements must remain compatible with standard platforms and file formats. The Company's ability to successfully develop and release new products and services and enhancements in a timely manner is subject to a variety of factors, including its ability to solve technical problems and test products, competing priorities of the Company, the availability of development and other resources and other factors outside the control of the Company. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new products and services and enhancements. If the Company is unable to develop new products and services and enhancements to existing products and services or to complete products and services currently under development, or if such new products and services or enhancements do not achieve market acceptance, the Company's business, results of operations and financial condition would be materially adversely affected.

FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FUNDING

The Company currently anticipates that the net proceeds of the Offering will be sufficient to meet its research and development and other working capital requirements for at least the next 30 months at the maximum aggregate level, and 18 months at the minimum aggregate level. This estimate is based on certain assumptions which could be negatively impacted by matters discussed under this heading and elsewhere under the caption "RISK FACTORS." Thereafter, the Company may need to raise additional funds to sustain and expand its sales and marketing and research and development activities, particularly if a well-financed competitor emerges or if there is a shift in the type of Internet services that are developed and ultimately receive customer acceptance. The Company may need to raise additional funds sooner to fund more rapid expansion, to develop new or enhanced products or services, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or securities convertible into equity, the percentage ownership of the shareholders of the Company may be reduced, shareholders may experience dilution and such securities may have rights, preferences or privileges senior to those of the holders of common. There can be no assurance that additional funds, whether through equity financing, debt financing or other sources, will be available on terms favorable to the Company, if at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of acquisition opportunities, develop or enhance products or services or respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, results of operations and financial condition. See "USE OF PROCEEDS."

MANAGEMENT OF POTENTIAL GROWTH

The Company has recently experienced a period of rapid growth in its operations and in the number and complexity of its products and product distribution channels. The Company recently increased the size of its distribution force and has recently established and is continuing to establish additional distribution channels through third party relationships. The Company's growth, coupled with the rapid evolution of the Company's markets, has placed, and is likely to continue to place, significant strains on its administrative, operational and financial resources and increased demands on its internal systems, procedures and controls. To the extent that the Company continues to grow internally or through acquisitions, the Company will be faced with risks, including risks associated with the assimilation of new operations, web sites and personnel, the diversion of resources from the Company's existing business and the inability of management to integrate any acquired businesses. The Company's ability to compete effectively will depend, in part, upon its ability to overcome these risks and to revise, improve and effectively use its operational, management, marketing and financial systems, both domestically and on an international basis, as necessitated by changes in the Company's business. There can be no assurance that the Company will be able to effectively manage such growth and changes. Any failure of the Company to effectively manage its growth and to respond to changes in its business would have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL; RECENT HIRES

The Company's performance is substantially dependent on the performance of its key technical and senior management personnel, most of whom have worked together for a relatively short period of time and none of whom is bound by an employment agreement. See "THE COMPANY--Management of the Company." The Company also currently intends to utilize the services of certain third parties' personnel for technical assistance services. In addition to the continued participation by senior management, the profitability of the Company will depend significantly upon the future participation of Dr. Joel Burke, Joseph J. Walsh, and Anthony Gibson. Although these men currently intend to continue to participate in the operation of the Company, there can be no assurance that they will continue such participation. The loss of the services of these men and other personnel could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company does maintain "key person" life insurance policies on specifically, on one of its keys employees Joseph Walsh. The Company's success is highly dependent on its continuing ability to identify, hire, train, retain and motivate highly qualified management, technical and sales and marketing personnel, including recently hired officers and other employees. Other than employees who may later be bound by employment agreements and non-competition arrangements, the Company's employees voluntarily may terminate their employment with the Company at any time. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary management, technical and sales and marketing personnel could have a material adverse effect on the Company's business, results of operations and financial condition. See "BUSINESS-- Employees" and "THE COMPANY--Management of the Company."

SIGNIFICANT CONTROL BY MANAGEMENT

Upon completion of this Offering, the Company's officers and directors and their affiliates will beneficially own an aggregate of 100% of the Company's outstanding shares of common stock. Such shareholders, if voting together, may, as a practical matter, have sufficient voting power to exercise substantial control over the Company's affairs. Such control includes the power to elect all of the Company's directors, amend the Company's Articles of Incorporation and Bylaws and, subject to certain limitations imposed by applicable law, to effect or preclude fundamental corporate transactions involving the Company, all of which could adversely affect the market price of the common stock. The existence of these levels of ownership concentrated in a few persons makes it unlikely that any other holder of Common Stock will be able to affect the management or direction of the Company. See "CAPITAL STOCK."

IMPACT OF CONSUMER SPENDING

The success of the Company's operations depends to a significant extent upon a number of factors affecting disposable consumer income, both domestic and foreign, including economic conditions and factors such as employment, business conditions, interest rates and taxation. There can be no assurance that the Company's business, results of operations and financial condition will not be materially adversely affected by changes in consumer spending.

RELIANCE ON EVOLVING DISTRIBUTION CHANNELS

The Company will develop multiple distribution channels, including sales over the World Wide Web and sales through an independent and networked team of market developers. Accordingly, the success of the Company will be dependent in large part on its ability to recruit and train capable Category Market Developers ("CMDs"), and on the performance and success of Field Market Developers ("FMDs") whom they will recruit and train. There can be no assurance that the CMDs or FMDs will be successful in marketing the Company's products and services. The Company's inability to attract CMDs and FMDs, their inability to penetrate their respective market segments, or the loss of any of Category Market Developers and Field Market Developers as a result of competitive products offered by other companies or products developed internally by these CMDs and FMDs or otherwise, could materially adversely affect the Company's business, results of operations and financial condition. See "BUSINESS-- Marketing."

The Company has expanded, and plans to continue expanding, its distribution force. The Company's strategy is to use its CMDs and FMDs principally to develop and support its relationships with Internet users. The Company also intends to use its web sites to demonstrate, market and sell its products and services. This Web-centric aspect of the Company's sales and marketing strategy is largely untested. The inability of the Company to successfully expand its CMD and FMD network, the inability of its CMD and FMD network to successfully establish new relationships with artists and dealers or the failure to successfully implement a Web-centric sales and marketing program could materially adversely affect the Company's business, results of operations and financial condition.

DEPENDENCE ON MIRROR SITES AND INTERNET CONTENT PROVIDERS

The Company currently intends to license telecommunications and media companies to establish Artibles mirror sites outside the United States to improve service response times for users outside the United States, to facilitate worldwide distribution of the Company's products and services and increase global awareness of the Company's brand. In addition, the Company is seeking to establish value-added links with Internet content providers to allow a content provider's users to use the Artibles Internet Web Service without leaving the content provider's web site. The Company expects to derive revenue from mirror sites and value-added links and to increase the Company's brand recognition among users. The Company has not yet entered into letters of intent with respect to mirror sites. The Company will establish value-added links with organizations such as museums, art galleries, artisans, studios, collector groups, and dealers. The success of the Company in establishing the Artibles brand name and achieving market acceptance of certain of its products and services is dependent, in part, on its and its partners' success in establishing and maintaining additional mirror sites and value-added links and on the success of the mirror sites and value-added links. The Company's or its partners' inability to achieve such success would materially adversely affect the Company's business, results of operations and financial condition.

RISKS INHERENT IN THE INDUSTRY

The arts, antiques and collectibles industry, like other creative industries, involves a substantial degree of risk. Each "product" is an individual artistic work, and its commercial success primarily is determined by consumer taste, which is unpredictable and constantly changing. Accordingly, there can be no assurance as to the financial success of any particular item, the timing of any such success or the popularity of any particular artist, or the Company's ability to attract artists to the Company's Internet service.

LONG-TERM LEASES AND OBSOLESCENCE

The Company and its CMDs have entered or will enter into equipment leases with terms up to 36 months. (See "THE COMPANY--Equipment Leases"). Under these equipment leases, each CMD will be obligated to make monthly lease payments that may exceed $550. The Company may guarantee lease payments on some or all of these leases. These leases will constitute a significant financial obligation that will continue regardless of the profitability of the individual CMD.

In addition, the rapid technological change in the computer industry causes a continuous development and advancement in the techniques and equipment used on the Internet. As a result, there is a significant risk that the equipment and devices purchased or leased by the Company and its CMD quickly may become obsolete. If the equipment becomes obsolete, the Company may be required to acquire new equipment while it is still obligated to make lease payments on the outdated equipment or before it has an opportunity to recover its investment.

There can be no assurance that the operations of the Company will provide sufficient revenue for the payment of the equipment leases entered into or for the purchase of computer and other equipment in the event that the equipment originally acquired becomes obsolete, which failure would have a material adverse effect on the Company's business, results of operations and financial condition.

RISK OF CAPACITY CONSTRAINTS AND SYSTEM FAILURE RELATING TO THE ARTIBLES WEB
SITES

A key element of the Company's marketing strategy and promotional efforts is the Artibles Internet Web Service, which the Company will make available at no charge to individuals using the Company's services. Accordingly, the performance of the Artibles Internet Web Service is critical to the Company's ability to establish the Artibles brand name and the value of its products and services. A rapid increase in the volume of searches conducted using the Artibles Internet Web Service could strain its capacity, which could lead to slower response times or complete system failures. In addition, as the number of Internet users and of Web pages and other Internet content increases, there can be no assurance that the Artibles Internet Web Service will be able to be scaled appropriately. The Company will be bound by certain performance and support commitments under the agreements it enters into with companies that provide mirror sites and value-added links, and, accordingly, any failure by the Company to meet these commitments could result in the termination of, or exposure to damages under, one or more of these agreements. The Company also is dependent on hardware suppliers, particularly Intel and Microsoft, for prompt delivery, installation and service of servers and other equipment used to operate the Artibles Internet Web Service and for Internet access. The servers for the Company's web sites, located in Grand Rapids, Michigan, and for the mirror sites are vulnerable to damage from fire, natural disasters, power loss, telecommunications failures and similar events. Despite the implementation of network security measures by the Company and mirror site providers, their servers also are vulnerable to computer viruses, break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays or cessation in service in the Artibles Internet Web Service. While the Company frequently reviews and seeks to upgrade its technical infrastructure and provides for certain system redundancies and backup power to limit the likelihood of systems overload or failure, any damage, failure or delay that causes interruptions in the Company's operations could have a material adverse affect on the availability, decrease in response time or other deterioration in performance of the Company's business, results of operations and financial condition. Although the Company maintains insurance, such insurance may not be adequate to compensate the Company for all property damage and business interruption losses that may occur.

RISK OF PRODUCT DEFECTS; PRODUCT LIABILITY

As a result of their complexity, software products may contain undetected errors or failures when first introduced or as new versions are released. There can be no assurance that, despite testing by the Company and testing and use by current and potential customers, errors will not be found in new products after commencement or, if discovered, that the Company will be able to successfully correct such errors in a timely manner or at all. Computer break-ins and other disruptions, if caused or permitted by errors or failures in the Company's security products, would jeopardize the security of information stored in and transmitted through or by the computer systems of the Company's customers and/or CMDs, which may result in significant liability to the Company and deter potential customers. The occurrence of errors and failures in the Company's products could result in loss of or delay in market acceptance of the Company's products, and alleviating such errors and failures could require significant expenditure of capital and resources by the Company. The consequences of such errors and failures could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's license agreements with its CMDs are expected to contain provisions designed to limit the Company's exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in the Company's license agreements may not be effective under the laws of certain jurisdictions. A product liability claim brought against the Company could have a material adverse effect on the Company's business, results of operations and financial condition.

UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY RIGHTS

The Company's success depends significantly upon proprietary technology. The Company relies on a combination of patent, copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish, maintain and protect its proprietary rights, all of which afford only limited protection. There can be no assurance that patents will issue from pending applications or from any future applications or that, if issued, any claims will be sufficiently broad to protect the Company's rights in such technology. In addition, there can be no assurance that any patents that may be issued will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide protection of the Company's proprietary rights.
Failure of any patents to protect the Company's rights in technology and cross licensing arrangements may make it easier for the Company's competitors to offer equivalent or superior technology.

Despite the Company's efforts to protect its proprietary rights, unauthorized parties may attempt to copy aspects of the Company's products or services or to obtain and use information that the Company regards as proprietary. Third parties also may independently develop similar technology without breach of the Company's proprietary rights. In addition, the laws of some foreign countries do not protect proprietary rights to as great an extent as do the laws of the United States. A number of the Company's products are licensed under "shrink wrap" license agreements or license agreements distributed over the World Wide Web that are not signed by licensees and therefore may not be binding under the laws of certain jurisdictions. The Company's current plan to distribute certain software and other data over the World Wide Web and allow potential customers to electronically download its software for a free evaluation period would make the Company's software more susceptible to unauthorized copying and use.

The Company has applied for United States and foreign registrations of "Artibles" as a trademark and a service mark and will continue to evaluate registration of additional trademarks and service marks as appropriate. The Company is not aware of any third party that is using the name "Artibles" as a trademark or as part of an Internet address. No assurance can be given, however, that a party will not challenge the right of the Company to use Artibles as a trademark, service mark or as part of its Internet address. See "BUSINESS--Intellectual Property Rights."

Although the Company does not believe it is infringing on the intellectual property rights of others, claims of infringement are becoming increasingly common as the computer industry develops and legal protections, including patents, are applied to software products and Internet-related services.

Litigation may be necessary to protect the Company's proprietary technology and rights, and third parties may assert infringement claims against the Company with respect to their proprietary rights. Any claims or litigation can be time-consuming and expensive regardless of their merit. Infringement claims against the Company can cause product release delays, require the Company to redesign its products or require the Company to enter into royalty or license agreements, which agreements may not be available on terms acceptable to the Company or at all.

EFFECT OF GOVERNMENT REGULATION OF TECHNOLOGY EXPORTS

The Company's international sales and operations may be subject to risks such as the imposition of governmental controls, export license requirements, restrictions on the export of critical technology, trade restrictions and changes in tariffs. In particular, because of current governmental controls on the exportation of encryption technology, the Company is unable to export a number of its security products. As a result, competitors outside the United States that face less stringent controls on their products may be able to compete more effectively than the Company in the global network security market. There can be no assurance that these factors will not have a material adverse effect on the Company's business, results of operations and financial condition.

RISKS ASSOCIATED WITH GLOBAL OPERATIONS

An important component of the Company's growth strategy is its planned expansion into global markets, which will require significant management attention and financial resources. The Company's ability to expand its products and services internationally is limited by the general acceptance of the Internet in other countries. The Company expects to commit additional time and development resources to customizing its products and services for selected international markets and to developing international sales and support channels. There can be no assurance that the Company will be able to successfully market, sell and distribute its products in global markets due to legal, contractual and practical considerations. International operations are subject to a number of risks, including costs of customizing products and services for international markets, dependence on independent resellers, multiple and conflicting regulations regarding communications, use of data and control of Internet access, longer payment cycles, unexpected changes in regulatory requirements, import and export restrictions and tariffs, difficulties in staffing and managing international operations, greater difficulty or delay in accounts receivable collection, potentially adverse tax consequences, the burden of complying with a variety of laws outside the United States, the impact of possible recessionary environments in economies outside the United States and political and economic instability. In addition, the Company's ability to expand its business in certain countries will require the modification of its products to operate compatibly with different hardware and software standards. Furthermore, the Company expects that its export sales will be denominated predominantly in United States dollars. An increase in the value of the United States dollar relative to other currencies could make the Company's products and services more expensive and, therefore, potentially less competitive in international markets. There can be no assurance that one or more of such factors will not have a material adverse effect on the Company's future global operations and, consequently, on the Company's business, results of operations and financial condition.

LIMITATIONS ON PERSONAL LIABILITY, INCLUDING FOR GROSS NEGLIGENCE

Under the Company's Articles of Incorporation, the personal monetary liability of the directors of the Company for breach of their fiduciary duty of care, including actions involving gross negligence, are eliminated to the fullest extent permitted under Michigan law. See "THE COMPANY--Indemnification and Limit of Liability."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

Prior to the Offering, there has been no public market for the Shares, and there can be no assurance that an active public market for the Shares will develop or be sustained after the Offering. The offering price will be determined by the Company's Board of Directors based upon several factors, and may not be indicative of the market price for the Shares after completion of this Offering. Among the factors to be considered in determining the offering price will be the Company's results of operations, its current financial condition, its future prospects, the market for its products and services, the experience of its management, the economic conditions of the Company's industry in general, the demand for similar securities of companies considered comparable to the Company and other relevant factors. The price of the Shares may be highly volatile and could be subject to wide fluctuations in response to variations in operating results, announcements of technological innovations or new products or services by the Company or its competitors, changes in financial estimates by securities analysts or other events or factors. There is no assurance that investors in the Offering will be able to sell their Shares at a price greater than or equal to the established Offering price, or at any other price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many high technology companies and that often have been unrelated to the operating performance of such companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company's operating results in a particular quarter to meet market expectations may adversely affect the market price of the Shares. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation often has been instituted against such a company. Such litigation could result in substantial costs and a diversion of management's attention and resources, which would have a material adverse effect on the Company's business, results of operations and financial condition.

LACK OF CASH DIVIDENDS

Each Share shall be entitled to receive a distribution which shall be payable in either cash, as selected by the Company's Board of Directors. Accordingly, the Company shall have no obligation to pay cash dividends.

CONFLICTS OF INTEREST

See "ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "NOTE 7" of the Notes to the Audited Financials.

DEBT FINANCING; LEVERAGE RISKS

The use of debt financing may increase the Company's profitability. However, this increased debt load causes significant debt service obligations and makes it more difficult for the Company to reach profitability. Such leveraging also would amplify the effect on the value of the Preferred Shares of any decrease in the profitability of the Company. In addition, debt financing and liens granted in connection with any indebtedness substantially increase the risk that the Company may incur substantial or total loss of its assets. See "THE COMPANY-- Outstanding Debt Obligations."

TRANSFER RESTRICTIONS

The Shares are subject to restrictions on transferability and resale and may not be transferred or resold except in compliance with the registration requirements of the Securities Act, or the applicable state securities laws, or pursuant to exemption therefrom. Investors should be aware that they may be required to bear the financial risks of this investment for an indefinite period of time. Investors will be required to represent that the units are being acquired only for investment and without an intention to resell.

ITEM 3. 	DESCRIPTION OF PROPERTY

The Issuer has no property and enjoys the non-exclusive use of offices and telephone of its principal shareholder. These service costs are billed to the company on a time free basis and are included in our reported expense.

ITEM 4.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

(A) SECURITY OWNERSHIP OF MANAGEMENT. To the best of Registrant's knowledge and belief the following disclosure presents the total beneficial security ownership of all Directors and nominees, naming them, of Registrant, know to or discoverable by registrant.

(B) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS. To the best of Registrant's knowledge and belief the following disclosure presents the total security ownership of all persons, entities and groups, known to or discoverable by registrant, to be the beneficial owner or owners of more than five percent of any voting class of registrant's stock.

ITEM 5. DIRECTORS, CATEGORY OFFICERS, PROMOTERS AND CONTROL PERSONS.

The following persons are the Directors of Registrant, having taken office from inception of the issuers, to serve until their successors may be elected or appointed.

Executive Officers
DIRECTOR'S NAME                      AGE   OFFICE POSITION

Joseph Walsh				 47    Chairman of the Board
Dr. Joel Burke				 63	 President


	Mr. Joseph Walsh, age 47, is a full time employee and currently serves as Chairman of the Board. Mr. Walsh has extensive experience in the electronic communications field. From 1991 to 1993 he served as Chief Executive Officer for the Falcon Group, Inc. where he served the company as contractual liaison integrated and assembled large scale contracts in multimedia product technology, such as between EDS and the United States Postal Service. In 1993, Mr. Walsh founded Resources Financial Group, Inc. which manufactured private label computers using innovative technology for the medical community.

	Dr. Joel Burke, age 63, a full time employee of the Company, currently serves as President. Dr. Burke was formerly the Chairman and CEO of Channel I, Inc. a United Kingdom company which provided contractual service in conjunction with AT & T to provide the London Underground( Public Transportation )in London, England with informational multimedia kiosks and in locations throughout the city. In 1992 Dr. Burke served as Vice President of Multimedia Service for Resource Finance Group, Inc.

KEY MANAGEMENT AND PERSONNEL.


Joseph Walsh - Chairman and CEO

Joseph Walsh, Chairman and CEO of the Company, has a rich and diverse background in electronics, graphics, and video, as well as in advertising, sales, manufacturing, and marketing. His vision and skills transcend the conventional categories, and his combination of technical, creative, and business acumen is unique in the industry. He is responsible for development and promotion of the corporate vision and for the creation of the strategic business relationships underlying the Artibles business plan.

Though immersed in the technology, Mr. Walsh's focus is clearly on business opportunities, which he perceives as problems in need of a solution. Mr. Walsh is extremely creative and imaginative in providing solutions, utilizing the core technologies that he has mastered. Not only can he conceptualize and articulate solutions, he can find ways to bring together diverse interests in order to implement them. This includes formulating a sound business plan, forming a joint venture with other companies, structuring contractual ties that benefit all parties, and raising the capital necessary for a project. Because of his good track record in putting together corporate ideas, he has developed strong ties with the financial community. He has experience in how to found and operate a public company.

His flair for promotion has been obvious from his early days in business. As an advertising account executive, he developed a marketing survey for the automobile industry that enabled the agency he worked for to grow from $2 million in billings to over $55 million in two years and become the largest Chevrolet advertising group in the country.

At his own advertising agency, Mr. Walsh directed the sales, marketing, and creative services for the development of television programs, which led to the creation of his own video facility with complete computer graphics, animation, and digital video. He developed his first full-motion multimedia kiosk with Dr. Joel Burke in 1984, which was followed by other multimedia applications, such as the Postal Buddy project for EDS and the U. S. Postal Service, for which he designed the man-to-machine interface and the specialized digital video enhanced CPU that made it operate.

As CEO of the company, he is responsible for its overall direction. He brings to the position a wide range of successful sales and marketing experience, along with great expertise in the key technical disciplines that drive the corporation: graphics, video, and multimedia. Much of the innovative spirit of the company stems from his energy and creativity. The idea of an efficient, universal distribution system, based on the Internet, grew out of his desire to find a way to consolidate the highly fragmented arts, antiques, and collectibles industry.

Dr. Joel Burke - President

Dr. Joel Burke is a pioneer in multimedia. In 1980 he wrote an interactive video operating system in assembler language before the requisite programming skill sets were commonly available. Using this software platform, he co-developed his first interactive multimedia kiosk with Joseph Walsh in 1984 and spent the remainder of decade on similar applications. His technical expertise at the time was in the of the man-to-machine interface which is at the heart of touch screen interactive multimedia applications.

During his twelve year stint as a developer of training programs for Amway Corporation, Dr. Burke honed his multimedia skills, concentrating his attention on making multimedia systems extremely easy and fun to use even by people unfamiliar with the technology. At the same time, the Amway business experience taught him a great deal about the power of an effective distribution system.

Dr. Burke served as a multimedia consultant to Steelcase Corporation, the world's largest office furniture manufacturer, and the State of Michigan, and was called upon to help develop the man-to-machine interface for the Postal Buddy system for the US Postal Service, the largest kiosk project in the world up to that time (1991-92). Subsequently he became the co-founder, chairman, and CEO of Channel i Limited, a multimedia company with a contract to install multimedia kiosks in the London Underground in association with AT&T. This system was an early prototype of Artibles without two of its key features: the Internet backbone and the organization of market developers, inspired by the Amway model of independent distributors.

In addition to the executive experience, these projects afforded Dr. Burke an opportunity to experiment with a variety of decision systems, useful to guide people in product selection, medical diagnosis, coping with hazardous materials, choosing transportation routes, locating a vacation sites, picking a hotel, deciding on which flowers to send a loved one, or identifying which government agency might be of service in a given situation.

Gert Wallis - Software Engineer

Mr. Wallis is an experienced software engineer from South Africa. He has developed a number of software packages, including TurboCAD and TurboCASH. He has worked extensively with banks and financial institutions on accounting and transactional in developing application software that can handle a high volume of transactions in a high security environment.

Mr. Wallis is a leading edge programmer for Internet applications. He is fluent in Java, the popular new language that gives cross-platform versatility to software.

Mr. Wallis has a rare combination of gifts when it comes to software design. He is keenly tuned in to institutional requirements, customer needs, and technical specifications. He is able to discuss business issues with business people,
technical details with technicians.   He is unique in his ability to analyze
business problems, translate them into software specifications, outline the entire software architecture, do the hands-on writing of the code, and oversee software production by a staff of programmers.

Gerald Harstine - Executive

Mr. Harstine is an experienced marketing manager who is currently general manager of a large Steelcase dealership in Tennessee. He is expert at improving the efficiency of companies and making them grow and become more profitable. Prior to his job in Tennessee he demonstrated his turnaround capability at International Product Display, a 50 year old Michigan company that produces point of purchase displays for retail organizations, including numerous national accounts. By imaginative restructuring, Mr. Harstine was able to turn the company around in two years and restore it to profitability after 10 years of loses. While implementing an integrated sales and marketing program, Mr. Harstine developed a new work team and change the work culture of the company from a centralized model to a decentralized one, through an employee empowerment program.

Prior to these positions, Mr. Harstine was Director of Laboratory Systems for American Seating Company, where he was responsible for all project bid and design activity, analysis of market needs and customer applications, development and implementation of strategic marketing and business plans, and the administration of new product development procedures.

Earlier positions included a stint as President of Michigan Instruments, Inc., a producer of precision instrumentation, where he was responsible for the development and implementation of strategic market plans, coordination of engineering design and development projects, and the development of an international sales and marketing network. His accomplishments include a 60% increase in sales volume in two years and a 200% increase in gross profit margins.

Mr. Harstine has a BS degree in economics from Morehead State University, and MS degree in economics from the University of Connecticut, and an MBA in marketing management from Baldwin-Wallace College.

His first senior position was as Department Manager for Advanced Technology Marketing for Lear-Sigler, Inc., where he was responsible for the development and management of strategic marketing initiatives for advanced technology in military aerospace and avionics markets. His duties included the coordination of project teams, development and implementation of strategic plans, development and nurturing of customer relationships, and supervision of field representatives.

Dennis Johnson - Executive

Mr. Johnson is president of Corporate Connections, a consulting firm specializing in strategic communications planning for mid-size corporations with multiple locations, with emphasis on integration of voice, data, and video network systems. He is an experienced project manager who has been in charge of projects of considerable magnitude.

As Vice President of Real Estate at the Zondervan Corporation, a $200 million publishing house, Mr. Johnson was responsible for planning and building an $13 million corporate headquarters, a three-year project whose goal was to reduce operating expenses, improve communications, create a new corporate image, and improve customer service.

He was also put in charge of the accelerated growth of Family Bookstores, the fifth largest bookstore chain in the nation, which in a 30 month period grew from 87 to 127 stores. His responsibilities included the creation of key market research benchmarks, development of a prototype store, lease negotiations, store construction, and installation of a financial accountability system.

Mr. Johnson brings a variety of skills and experiences to the management of telecommunications projects, having dealt with such assignments as part of larger projects. He has a bachelor's degree in Social Work from Baylor University and a master's degree in Communications from Western Michigan University.

Throughout the years Mr. Johnson has demonstrated a strong capacity for taking ownership of projects and bringing them to completion. He has strong project management skills which are not limited to telecommunications technology, even though that is his special area of interest. He is strongly committed to making the total physical environment suit its users and yet remain within a strict budget. He has a great vision for fitting the parts and pieces together into an integrated whole.

David Guzeman - Consultant

Dave Guzeman, President of Mindpik, Inc., is a widely experienced computer and marketing expert. With a degree in physics, Mr. Guzeman began his career as a engineer at Sunbeam Corporation and then joined Tyledyne Semiconductor, where he served as the Digital Integrated Circuit Product Marketing Manager. His hardware expertise, cultivated at Intel, extends down to the chip level, and his understanding of software grows out of that underlying skill set.

At Intel, Mr. Guzeman convinced CEO Andy Grove that microprocessor chips could be marketed like any other product and so became Intel's first marketing and public relations director. His success at Intel led to a position of Vice President of Marketing at Zilog, the semiconductor division of Exxon, which he turned into a profitable $100 million operation.

The many important contacts he made in the computer industry and in the business world in general served as a perfect launching pad for setting up his own business, Mindpik, Inc., and now he is a much sought after consultant. Mr. Guzeman was also the founder of Iasis, Inc., a California firm that developed micro-processor based training systems and publications. He is the author of the 6 volume Programmed Learning Course in Microprocessor Design and the Microcomputer Design Handbook.

Epoch Resources first worked with Mr. Guzeman when he was Mindpik was engaged as a consultant to a large EDS multimedia project deployed in US Post Office sites, and Mr. Walsh and Mr. Burke were contracted to create the man-to-machine interface. Dave's unique balance of technical expertise and market savvy made this a challenging, and productive collaboration and led to other joint projects.

On another project Mr. Guzeman developed under our auspices a highly profitable electronic merchandising strategy that adopted by our client company in the United Kingdom. This marketing plan led to the establishment of a long-term relationship with AT&T and a contract for Channel i Limited with the London Underground to install multimedia kiosks throughout their heavily traveled subway system.

Dave's easy-going personality, his innovative approach to problems, and his exceptional grasp of technical and marketing issues, make him a great resource to our organization. His clear and concise solutions to oft-times nagging technical, marketing, and merchandising problems faced by the industry allow us to better identify genuine business opportunities and carry out the resulting projects efficiently and profitably.

Tony Gibson
Regional Market Developer - England

Tony Gibson is a premiere professional in developing interactive multimedia software applications. His TravelPoint program for the travel industry, developed in consultation with Mr. Walsh, was judged the top interactive multimedia application in Europe in 1992.
Mr. Gibson has a keen eye for business opportunities that can be created or enhanced by the incorporation of multimedia technology. His business experience include extensive work in the insurance industry, and that has led to a wide range of business contacts in Great Britain and North America.

Mr. Gibson is has great aptitude for providing business needs with a software solution. He is also a gifted administrator who can take on total responsibility for a massive multimedia project and oversee a large staff of programmers, seeing to it that all the parts work together seamlessly.

Mr. Gibson also has a rare combination of artistic and technical skill, so that the production values of the graphics and video he produces is truly outstanding. It is this artist quality, more so than the technically flawless operation of his system, that earned TravelPoint the numerous awards it won for multimedia excellence.

Mr. Gibson worked on the Postal Buddy project with Mr. Walsh and Mr. Burke, directing a large programming staff to develop the operating. Despite the magnitude of the project, Mr. Gibson produced a product that operated flawlessly and delivered it within the time frame specified by the contract.

				ITEM 6.  EXECUTIVE COMPENSATION

	There is no present program of executive compensation, and no plan or compensation is expected to be adopted or authorized at any time before the commencement of significant operations.

Our costs of doing business include payments to principal shareholders, to principal consultants and corporate service providers. Please see Item 7 , Relationships and Transactions for more extensive disclosure regarding conveyance of equity capital to owners, officer or affiliated interested parties associated with the company.

		ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The company has beneficial relationships, agreements and transactions with entities that are material to the registrants business, and any registration of common equity securities thereof. Specifically, the company has an executed service agreement with Epoch Resources, Incorporated a company who provides software development expertise, marketing preparation and various service related activities such as print, copy, communication and international/domestic target documentation.

		ITEM 8.	DESCRIPTION OF SECURITIES

THE REGISTRANT'S CAPITAL AUTHORIZED AND ISSUED. The Registrant is authorized to issue 10,200,000 shares divided into two classes as follows:

COMMON STOCK: The amount of authorized common shares of a single class is 10,000,000 of the par value of One Cent ($.01), of which 7,776,081 shares are issued and outstanding. Each holder of Common Stock is entitled to one vote per share on all matters submitted for action by the stockholders. All shares of Common Stock are equal to each other with respect to the election of directors and cumulative voting is not permitted; therefore the holders of more than 50% outstanding Common Stock can, if they choose to do so, elect all of the directors. All shares of Common Stock equal dividend rights There are no provisions in the Articles of Incorporation or By-Laws which would delay, defer or prevent a change of control.

PREFERRED STOCK: The amount of authorized preferred shares of a single class is 200,000 of no par value of which there are no shares outstanding and all are un-issued. The company may, after ratification of resolution, of its Board of Directors issue Preferred Stock which shall be designated a particular series, at the time of issuance subject to the provisions as offered such as, and determined by the Board of Directors of the company. Provisions that the companies Board of Directors may stipulate but are not limited to cumulative, non-cumulative payment of dividends, participation in common earnings, prior preference issuance covenants, voting or nonvoting rights, rates of dividend payments or conversion provisions if any, and shareholder rights in event of the companies liquidation.

OPTIONS AND DERIVATIVE SECURITIES. There are no outstanding options or derivative securities of this Registrant. There are no shares issued or reserved which are subject to options or warrants to purchase, or securities convertible into common stock of this Registrant.

RISKS OF "PENNY STOCK." The Company's common stock may be deemed to be "penny stock" as that term is defined in Reg. Section 240.3A51-1 of the Securities and Exchange Commission. Penny stock are stocks (i) with a price of less than five dollars per share; (ii) that are not traded on a "recognized" national exchange;
(iii) whose prices are not quoted on the NASDAQ automated quotation system (NASDAQ) listed stocks must still meet requirement (i) above; or (iv) in issuers with net tangible assets less than $2,000,000 (if the issuer has been in continuous operation for at least three years) or $5,000,000 (if in continuous operation for less than three years), or with average revenues of less than $6,000,000 for the last three years.

Section 15(g) of the Securities Exchange Act of 1934, as amended, and Reg.
Section 240.15g 2 of the Securities and Exchange Commission require broker dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document before effecting any transaction in a penny stock for the investor's account. Potential investors in the Company's common stock are urged to obtain and read such disclosure carefully before purchasing any shares that are deemed to be "penny stock."

Moreover, Reg. Section 240.15g-9 of the Securities and Exchange Commission requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult for investors in the Company's common stock to resell their shares to third parties or to otherwise dispose of them.

RISKS OF STATE BLUE SKY LAWS. In addition to other risks, restrictions and limitations which may affect the resale of the existing shares of the common stock of this Registrant, consideration must be given to the Blue Sky laws and regulations of each State or jurisdiction in which a shareholder wishing to re-sell may reside. Some States may distinguish between companies with active businesses and companies whose only business is to seek to secure business opportunities, and may restrict or limit resales of otherwise fee-trading and unrestricted securities. This Registrant has taken no action to register or qualify its common stock for resale pursuant to the Blue Sky laws or regulations of any State or jurisdiction. Accordingly offers to buy or sell the existing securities of this Registrant may be unlawful in certain States.

PART II

ITEM 1.	MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANTS COMMON EQUITY AND
		RELATED STOCKHOLDER MATTERS

ITEM 2.	LEGAL PROCEEDINGS

ITEM 3.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ITEM 4.	RECENT SALES OF UNREGISTERED SECURITIES

ITEM 5.	INDEMNIFICATION OF OFFICERS

INDEMNIFICATION AND LIMITS OF LIABILITY

As provided in its Articles of Incorporation and Bylaws, the Company will indemnify any officer or director of the Company who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding by reason of the fact that he or she is or was an officer or director of the Company or is or was serving as an officer or director of another corporation at the request of the Company, to the fullest extent permitted by the MBCA. The Company may indemnify further officers or directors, and may indemnify persons who are not officers or directors, to the extent authorized by the Bylaws, resolution of the Board of Directors or contractual agreement authorized by the Board of Directors.

The MBCA permits Michigan corporations to limit the personal liability of directors for a breach of their fiduciary duty. The Company's Articles of Incorporation limit liability to the maximum extent permitted by law. The Company's Articles of Incorporation provide that a director of the Company shall not be personally liable to the Company or its shareholders for monetary damages for a breach of fiduciary duty as a director, except that a director's liability is not limited for:

(i)	A breach of the director's duty of loyalty to the Company or its shareholders;

(ii)	An act or omission not in good faith or that involves intentional misconduct or knowing violation of law;

(iii)	A violation of Section 551(1) of the MBCA, which section relates to the making of unlawful dividends, distributions or loans; or

(iv)	A transaction from which the director derived an improper personal benefit.

As a result of the inclusion of such a provision, shareholders of the Company may be unable to recover monetary damages against directors for actions taken by them which constitute negligence or gross negligence or which are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to such actions. If equitable remedies are not available to shareholders in any particular case, shareholders may not have any effective remedy against the challenged conduct.

If the MBCA is amended to further eliminate or limit the liability of a director, then a director of the Company (in addition to the circumstances in which a director is not personally liable as set forth in the preceding paragraph), will, to the fullest extent permitted by the MBCA, as so amended, not be liable to the Company or its shareholders.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. Similar considerations may apply under state securities laws.

Simultaneously with the completion of this Offering, the Company and each of its officers and directors will enter into indemnification agreements. The indemnification agreements will provide that the Company will indemnify officers and directors against certain liabilities (including settlements) and expenses actually and reasonably incurred by them in connection with any threatened, pending or completed legal action, proceeding or investigation (other than actions brought by or in the right of the Company) to which any of them is, was or is threatened to be made a party by reason of his or her status as an officer, director or agent of the Company or his or her serving at the request of the Company in any other capacity for or on behalf of the Company, provided that (i) such officer or director acted in good faith and in a manner at least not opposed to the best interests of the Company, (ii) with respect to any criminal proceedings, such officer or director had no reasonable cause to believe his or her conduct was unlawful, (iii) such officer or director is not fully adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Company, unless the court views in light of the circumstances that the officer or director is nevertheless entitled to indemnification and (iv) the indemnification does not relate to any liability arising under Section 16(b) of the Exchange Act, or the rules or regulations promulgated thereunder. With respect to any action brought by or in the right of the Company, officers or directors also may be indemnified, to the extent not prohibited by applicable laws or as determined by a court of competent jurisdiction, against reasonable costs and expenses incurred by them in connection with such action if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company.

The Company may purchase and maintain insurance on behalf of any person who is or was an officer, director, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, whether for profit or not, against any liability asserted against such person and incurred by such person in any such capacity, whether or not the Company would have the power to indemnify such person against such liability under the Company's Articles of Incorporation or Bylaws.



PART F/S

     Financial Statements. The following financial statements are included in this statement:
	Accountant's Report

	Balance Sheets - June 30, 2000 and 1999

	Statements of Operations and Accumulated Deficit
	For the Years Ended June 30, 2000 and 1999

	Statement of Changes in Stockholders' Equity (Deficit)
 	For the Years Ended June 30, 2000 and 1999

Statement of Cash Flows
For the Years Ended June 30, 2000 and 1999

Notes to Financial Statements

                             THOMAS BAUMAN
                       CERTIFIED PUBLIC ACCOUNTANT
                           4 SCHAEFFER STREET
                       HUNTINGTON STATION, NY 17746


To the Board of Directors and Shareholders
Artibles, Inc.
Grand Rapids, NY


			INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Artibles, Inc. (a development stage company) as of June 30, 2000 and 1999 and the related statements of operations, accumulated deficit, changes in stockholders' equity (deficit) and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted the audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for our opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Artibles, Inc. as of June 30, 2000, and 1999 and the results of its operations, changes in stockholders' equity (deficit), and cash flows and for the period then ended in conformity with generally accepted accounting principles.

/s/ Thomas Bauman
Thomas Bauman, C.P.A.
September 25, 2000


ARTIBLES, INC.
(a development stage company)
BALANCE SHEET
JUNE 30,

ASSETS
                                          2000                 1999
   							----			   -----
CURRENT ASSETS

    Cash (Note 1)	                      $   -0-		         $   238,750

PROPERTY AND EQUIPMENT
	At cost, less accumulated
	Depreciation of $12,064 in
	2000 and $7,564 in 1999
	(Note 2)		                         		       10,436	           14,936

ORGANIZATION COSTS, less accumulated
	amortization of $3,156 in 2000
	and $2,104 in 1999 (Note 2)		                2,104	   	        3,156
                         	          					----------        ----------

     TOTAL ASSETS                       $    12,540 	      	$ 256,842
                                   						==========        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

	Bank Overdraft		                              		474		        	-0-
	Accounts Payable     		                     	35,230		         35,230
	Due to Related Party (Note 7)	             	132,000		        132,000
	Convertible debt (Note 3)	                     	-0-		        	-0-
	Interest Payable			                         	48,750		         -0-
                                     							--------       		---------

		Total Current Liabilities	                 216,454	         	192,230
                                      						--------        	---------
STOCKHOLDER'S EQUITY (DEFICIT)
	Common Stock ($.01 - 10,000,000
Shares authorized; 7,761,085 and
5,265,400 shares issued and
outstanding in 2000 and 1999,
respectively) 			                         	1,808,325		        1,761,725

Deficit accumulated during
development stage		                     		(2,012,239)      		(1,697,113)

     Total Stockholder's Equity            	(203,914)          		64,612

TOTAL LIABILITIES AND STOCKHOLDER'S
EQUITY                               			   $  12,540	        $  256,842
                                    					===========		      ===========



See accompanying notes are an integral part of this statement
See Accountant's Audit Report

ARTIBLES, INC.
(a development stage company)
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
For the Years Ended June 30,

                                              2000        1999
                                              ----		     	----

Revenue                                    $     -0-		$      -0-

General and Administrative Expenses
	Development Costs (Note 5) 	                	14,973    		632,195
	Marketing (Note 6)			                       170,000		    170,448
	Professional Fees				                        20,484	    	126,763
Equipment rental				                           9,917	    		75,672
Travel and entertainment 		                   13,248	     	23,638
Depreciation and amortization	                	5,552	     		9,668
Commissions and consulting	                   	2,416		    	11,078
Office                                   					16,911	     	12,673
                                       						-------	    	-------

Total General and Administrative
Expenses 		                              				253,501		  1,072,135


Other Expenses
	Interest		                                			61,625     		12,188

Net Loss			                              			(315,126)		(1,074,323)

Accumulated Deficit - Beginning of Year  	(1,697,113)		  (622,790)
                                  							-----------		-----------

Accumulated Deficit - End of Year	       	(2,012,239)		(1,697,113)
                                  							===========		============


See accompanying notes are an integral part of this statement
See Accountant's Audit Report

ARTIBLES, INC.
(a development stage company)
Statement of Changes in Stockholders' Equity (Deficit)
For the Years Ended June 30, 2000 and 1999

                                  					Number of  	Common      Accumulated
                                    			Shares      	Stock       Deficit

Balance as of July 1, 1998	           4,477,612	    207,725	     (622,790)

Net Loss for the year ended 			                             		(1,074,323)

Issuance of Common Stock              	787,788	    1,554,000
                                  					--------   	---------	  ----------

Balance as of June 30,1999	           5,265,400   	1,761,725  	(1,697,113)

Net Loss for the year ended
June 30, 2000			2,495,685	46,600
                                  					----------	---------	  ----------

Balance as of June 30, 2000           	7,761,085  	1,808,325	 (2,012,239)
                                   				==========	=========	  ===========

See accompanying notes are an integral part of this statement
See Accountant's Audit Report

ARTIBLES, INC.
(a development stage company)
STATEMENT OF CASH FLOWS
For the Years Ended June 30

                                      								2000		      1999
	                                      							----	      	----

CASH FLOWS FROM OPERATING ACTIVITIES

	Net Loss                           $   	(315,126)	(1,074,323)

	Adjustments to reconcile net
	loss to net cash provided by
	operating activities:

		Depreciation		                           		5,552	     	9,668
		Accounts Payable				                        -0-		   (244,663)
		Interest Payable		                      		48,750	        -0-
                                 								---------	  ----------

NET CASH (USED) BY OPERATING ACTIVITIES		(260,824)	  (1,309,318)
                                  							---------	  -----------
Cash Flows from Investing Activities:

	Payments for purchases of equipment		         -0-	     	(7,182)

NET CASH (USED) BY INVESTING ACTIVITIES		      -0-     		(7,182)

Cash Flows From Financing Activities
	(Payments) on Loans		                    	(25,000)	     (46,000)
	Issuance of Common Stock			                46,600	    1,554,000
								---------	---------
NET CASH PROVIDED BY FINANCING ACTIVITIES	 	21,600	    1,508,000

NET (DECREASE) INCREASE IN CASH			        (239,224)     	191,500

CASH AT BEGINNING OF PERIOD	            			238,750	       47,250

BANK OVERDRAFT AT JUNE 30, 2000            			(474)
                                  								=========
CASH AT JUNE 30, 1999						                             	238,750
                                             										=========

Supplemental Cash Flow Information:
	Cash paid for interest was $37,250 and $12,188 in the fiscal year ended June 30, 2000 and 1999.

Significant Noncash Investing and Financing Activities:
	Debt converted to Common Stock was $46,000 and $1,554,000 in the fiscal years ended June 30, 2000 and 1999.


See accompanying notes are an integral part of this statement
See Accountant's Audit Report


ARTIBLES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000 AND 1999

Note 1 - Nature of Business and Liquidity:

Artibles, Inc., (the "Company") was incorporated in the state of Michigan in 1996. The Company is a development stage company that is developing an electronic worldwide distribution channel for art and collectibles utilizing Internet-ready TV set-top boxes and a proprietary intranet for use by individual and business subscribers. The proprietary intranet is being developed with the objective of providing users secure electronic commerce using smart card technology.

The Company anticipates earning revenues in the form of advertising fees, computer equipment and software rental, and commission on consignment sales and auctions.

The Company is in the development stage and has not yet acquired the necessary operating assets, nor has it begun any part of its proposed business. While the Company is negotiating with prospective personnel and potential customer distribution channels, there is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will continue to incur expenses until then. From its inception through June 30, 2000, there has been no revenue earned and the Company has incurred substantial losses from operations, which have amounted to approximately $2 million on a cumulative basis. These losses, which include the costs for development of products for commercial use, have been funded by the conversion of debt to common stock. At June 30, 2000, the Company had a bank overdraft of $474 and negative working capital of approximately $1 million. However, in August 2000, the Company received additional equity financing of $133,000. Management believes that currently available funds will not be sufficient to sustain the Company at present levels for the next 12 months. The Company's ability to continue as a going concern is dependent on funding from outside parties, and cash inflows to be generated from the Company's revenue sources. The level of realization of funding from the Company's revenue sources is presently uncertain. If the revenue sources do not generate sufficient cash, management believes additional working capital financing must be obtained.
There is no assurance any such financing is or would become available. In the event that funding is insufficient, the Company would have to substantially cut back its level of spending which could substantially curtail the Company's operations.

Management plans to raise sufficient capital through an initial private placement to fund current obligations and to provide for the remaining development of software and distribution systems necessary to begin operations. Operations are expected to commence in October of 2000.





See Accountant's Audit Report
- -6-



ARTIBLES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000 AND 1999


The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The propriety of using the going concern basis is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financings and other funding sources to meet its obligations. The uncertainties described in the preceding paragraphs raise substantial doubt at June 30, 2000 about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amount of recorded assets or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Note 2 - Summary of Significant Accounting Policies:

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents.

Organization Costs

Costs relating to the general organization of the Company were deferred at inception. Such costs are being amortized over five years.

Income Taxes

The Company accounts for income taxes under the asset and liability method as required by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

A valuation allowance reduces deferred tax assets when it is "more likely than not" that some portion or all of the deferred tax assets will not be realized.




See Accountant's Audit Report
- -7-



ARTIBLES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000 AND 1999


Property, Equipment and Depreciation

Property and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is computed on the straight line method over five years for financial reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 3 - Convertible Debt

The Company had several unsecured convertible note obligations (the "Note"), which amounted to $25,000 at June 30, 1999. The Notes bore interest at a rate of 10% per annum and were due one year after issuance. The holders had an option to convert the Notes into equity shares within four to ten months from the date of the Note. All of the Notes were converted into common shares at the value of $2.50 per share.

Note 4 - Interest Payable

The Company had interest payable in the amount of $48,750 at June 30, 2000. The amount represents accrued interest on $500,000 in convertible notes at a rate of 9.75% per annum. The notes were converted to shares on June 14, 2000.

Note 5 - Development Costs

Costs incurred to develop software technologies internally are expensed, as incurred, as development costs until technological feasibility is established. Based on the Company's development process, technological feasibility occurs upon the completion of a working model. The Company has not capitalized any software development costs to date.


Note 6- Advertising Costs

Advertising is expensed as incurred. For the fiscal years ended June 30, 2000 and 1999 advertising expense was $500 and $764, respectively, and are included in marketing expenses in the statement of operations.


See Accountant's Audit Report
- -8-






ARTIBLES, INC.
NOTES TO FINANCIAL STATEMENTS
JUNE 30, 2000 AND 1999


Note 7 - Related Party Transactions

Epoch Resources ("Epoch") provides marketing, electronic commerce and web development services to the Company. The services totaled $145,000 and $824,421 for the fiscal years ended June 30, 2000 and 1999, and are included in development costs, marketing, and equipment rental expenses in the statement of operations. On May 17, 1999, the Board of Directors of the Company resolved to convert $800,000 of accounts payable to Epoch into common stock. As of June 30, 2000, and 1999, the Company owed Epoch $132,000. The Chief Executive Officer and majority stockholder of Epoch is also the Chief Executive Officer, Chairman of the Board and 51% equity owner of the Company. The President of the Company is also a minority stockholder of Epoch.


Note 8 - Income Taxes
_____________________

As a result of net operating losses, the Company has not recorded a provision for income taxes. The components of the deferred tax assets and related valuation allowance at June 30, 2000 and 1999 are as follows.

										June 30,
										____________

2000 1999
____	____
		Deferred tax assets:
			Net operating loss carryforwards	$ 315,126	$ 1,074,323

		Less: valuation allowance			  315,126     1,074,323
									_________    __________

		Net deferred taxes				$      -0-   $      -0-
									_________    __________

Based on management's assessment, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets due to the likelihood that the Company may not generate sufficient taxable income during the carryforward period to utilize the net operating loss carryforwards.

At June 30, 2000, the Company has net operating losses for federal and state income tax purposes of approximately $1,389,449, which begin to expire in 2020. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards maybe subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future. As a result of net operating losses, the Company has not recorded a provision for income taxes.

Note 9 - Subsequent Events
__________________________

In August 2000, the Company received additional equity financing of $133,000.


See Accountant's Audit Report
- -9-


FINANCIAL STATEMENTS - SEPTEMBER 30, 2000
-----------------------------------------


Financial Statements. The following financial statements are included In this statement:

Accountant's Report

Balance Sheets - September 30, 2000

Statements of Operations and Accumulated Deficit
For the 3 months ended September 30, 2000

Statement of Changes in Stockholders' Equity (Deficit)
For the 3 months ended September 30, 2000

Statement of Cash Flows
For the 3 months ended September 30, 2000

Notes to Financial Statements





                             THOMAS BAUMAN
                       CERTIFIED PUBLIC ACCOUNTANT
                           4 SCHAEFFER STREET
                       HUNTINGTON STATION, NY 17746
				Telephone (631) 427-4789
Fax (631) 424-3649


To the Board of Directors and Shareholders
Artibles, Inc.
Grand Rapids, NY


			ACCOUNTANT'S REPORT

I have reviewed the accompanying balance sheet of Artibles, Inc. (a development stage company) as of September 30, 2000 and the related statements of income and retained earnings, and cash flows for the three months ended, in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Artibles, Inc.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion

Based on my review, I am not aware of any, material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted auditing principals.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company has incurred net losses since its inception. These losses, and limited capital resources, raise substantial doubt about its ability to continue as a going concern. Management's plan regarding those matters are described in Note 1. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Thomas Bauman
Thomas Bauman, C.P.A.
December 28, 2000


ARTIBLES, INC.
(a development stage company)
BALANCE SHEET
September 30, 2000

ASSETS

CURRENT ASSETS

    Cash (Note 1)	                      $  16,429

PROPERTY AND EQUIPMENT
	At cost, less accumulated
	Depreciation of $13,189
	(Note 1)		        		  9,311

ORGANIZATION COSTS, less accumulated
	amortization of $3,419(Note 1)             1,841

TOTAL ASSETS                            $  27,581
                                        ===========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
	Accounts Payable     		                   33,221
	Due to Related Party (Note 5)	            23,000
      Interest Payable			                  48,750
	Total Current Liabilities                104,971
                                          --------
STOCKHOLDER'S EQUITY (DEFICIT)
	Common Stock ($.01 - 10,000,000
Shares authorized; 7,839,975 issued and
Outstanding)                             1,969,325

Deficit accumulated during
development stage		                (2,046,715)


     Total Stockholder's Equity          	 (77,971)


TOTAL LIABILITIES AND STOCKHOLDER'S
EQUITY                                   $  27,581
                                        ===========



See accompanying notes are an integral part of this statement
See Accountant's Review Report

ARTIBLES, INC.
(a development stage company)
STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT
For the Three Months Ended September 30, 2000


Revenue                                          $      -0-

General and Administrative Expenses
      Marketing (Note 6)                               17,500
	Professional Fees	                                     3,500
      Insurance                                         6,169
      Miscellaneous                                       690
      Depreciation and amortization	                 	  1,388
                                                      --------
Total General and Administrative Expenses              29,247

Other Expenses
	Interest		                                             5,229

Net Loss                                              (34,476)


Accumulated Deficit - Beginning of Year            (2,012,239)

Accumulated Deficit - End of Year                  (2,046,715)
                                                  ============


See accompanying notes are an integral part of this statement
See Accountant's Review Report

ARTIBLES, INC.
(a development stage company)
Statement of Changes in Stockholders' Equity (Deficit)
For the Three Months Ended September 30, 2000

                                  Number of  	Common      Accumulated
                                  Shares      	Stock       Deficit

Balance as of July 1, 1998	    7,761,085   1,808,325     2,012,239

Net Loss for the year ended \                               34,476

Issuance of Common Stock              	      787,788     1,554,000
                                 ----------   ----------    ----------

Balance as of September 30,2000  7,839,975    1,969,325  	2,246,715



See accompanying notes are an integral part of this statement
See Accountant's Review Report

ARTIBLES, INC.
(a development stage company)
STATEMENT OF CASH FLOWS
For the Years Ended September 30, 2000


CASH FLOWS FROM OPERATING ACTIVITIES

	Net Loss                             $   	(34,476)

	Adjustments to reconcile net
	loss to net cash provided by
	operating activities:                       1,388

	Depreciation
	Increase (Decrease) on liabilities
		Accounts Payable                            2,009
Due to a Related party                     (109,000)
                                          ---------

NET CASH (USED) BY OPERATING ACTIVITIES	     (144,097)


Cash Flows from Investing Activities:

	Issuance of Common Stock                     161,000
                                             --------

NET CASH PROVIDED BY FINANCING ACTIVITIES     161,000

NET (DECREASE) INCREASE IN CASH              	 16,903

BANK OVERDRAFT AT SEPTEMBER 30, 2000             (474)

CASH AT SEPTEMBER 30, 2000                      16,429
                                     								=========

Supplemental Cash Flow Information:
Cash paid for interest was $5,229 for the three months ended September 30, 2000.

Significant Noncash Investing and Financing Activities:
Debt converted to Common Stock was $161,000 for the three months ended September
 30, 2000.


See accompanying notes are an integral part of this statement
See Accountant's Review Report


ARTIBLES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2000

Note 1 - Nature of Business and Liquidity:

Artibles, Inc., (the "Company") was incorporated in the state of Michigan in 1996. The Company is a development stage company that is developing an electronic worldwide distribution channel for art and collectibles utilizing Internet-ready TV set-top boxes and proprietary intranet for use by individual and business subscribers. The proprietary intranet is being developed with the objective of providing users secure electronic commerce using smart card technology.

The Company anticipates earning revenues in the form of advertising fees, computer equipment and software rental, and commission on consignment sales and auctions.

The Company is in the development stage and has not yet acquired the necessary operating assets, nor has it begun any part of its proposed business. While the Company is negotiating with prospective personnel and potential customer distribution channels, there is no assurance that any benefit will result from such activities. The Company will not receive any operating revenues until the commencement of operations, but will continue to incur expenses until then. From its inception through September 30, 2000, there has been no revenue earned and the Company has incurred substantial losses from operations, which have amounted to approximately $2 million on a cumulative basis. These losses, which include the costs for development of products for commercial use, have been funded by the conversion of debt to common stock. Management believes that currently available funds will not be sufficient to sustain the Company at present levels for the next 12 months. The Company's ability to continue as a going concern is dependent on funding from outside parties, and cash inflows to be generated from the Company's revenue sources. The level of realization of funding from the Company's revenue sources is presently uncertain. If the revenue sources do not generate sufficient cash, management believes additional working capital financing must be obtained.
There is no assurance any such financing is or would become available. In the event that funding is insufficient, the Company would have to substantially cut back its level of spending which could substantially curtail the Company's operations.

Management plans to raise sufficient capital through an initial private placement to fund current obligations and to provide for the remaining development of software and distribution systems necessary to begin operations. Operations are expected to commence in January of 2001.





See Accountant's Review Report
- -6-



ARTIBLES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2000


The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and satisfaction of liabilities in the ordinary course of business. The propriety of using the going concern basis is dependent upon, among other things, the achievement of future profitable operations and the ability to generate sufficient cash from operations, public and private financings and other funding sources to meet its obligations. The uncertainties described in the preceding paragraphs raise substantial doubt at September 30, 2000 about the Company's ability to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments relating to the recoverability and classification of the carrying amount of recorded assets or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Note 2 - Summary of Significant Accounting Policies:

Cash and Cash Equivalents

The Company considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and have original maturities of three months or less to be cash equivalents.

Organization Costs

Costs relating to the general organization of the Company were deferred at inception. Such costs are being amortized over five years.

Income Taxes

The Company accounts for income taxes under the asset and liability method as required by Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted tax rates applicable to future years to differences between the financial statements carrying amounts and the tax bases of existing assets and liabilities. Under SFAS No. 109, the effect on deferred income taxes of a change in tax laws or rates is recognized in income in the period that includes the enactment date.

A valuation allowance reduces deferred tax assets when it is "more likely than not" that some portion or all of the deferred tax assets will not be realized.




See Accountant's Review Report
- -7-



ARTIBLES, INC.
NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2000


Property, Equipment and Depreciation

Property and equipment are stated at cost. Significant additions or improvements extending asset lives are capitalized; normal maintenance and repair costs are expensed as incurred. Depreciation is computed on the straight line method over five years for financial reporting purposes.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.


Note 3 - Interest Payable

The Company had interest payable in the amount of $48,750 at June 30, 2000. The amount represents accrued interest on $500,000 in convertible notes at a rate of 9.75% per annum. The notes were converted to shares on June 14, 2000.

Note 4 - Development Costs

Costs incurred to develop software technologies internally are expensed, as incurred, as development costs until technological feasibility is established. Based on the Company's development process, technological feasibility occurs upon the completion of a working model. The Company has not capitalized any software development costs to date.


Note 5 - Related Party Transactions

Epoch Resources ("Epoch") provides marketing, electronic commerce and web development services to the Company. The services totaled $17,500 for the three months ended September 30, 2000.
The Company paid $122,510 to Epoch in the three months ended September, 2000 for services rendered in the fiscal years ended June 30, 2000 and 1999. On
May 17, 1999, the Board of Directors of the Company resolved to convert $800,000 of accounts payable to Epoch into common stock.
As of September 30, 2000, the Company owed Epoch $23,000. The Chief Executive Officer and majority stockholder of Epoch is also the Chief Executive Officer, Chairman of the Board and 51% equity owner of the Company. The President of the Company is also a minority stockholder of Epoch.


Note 6 - Income Taxes
_____________________

As a result of net operating losses, the Company has not recorded a provision for income taxes. The components of the deferred tax assets and related valuation allowance at September 30, 2000 are as follows:


	Deferred tax assets:
		Net operating loss carryforwards	$ 37,898

		Less: valuation allowance	        37,898

		Net deferred taxes                  $   -0-

Based on management's assessment, the Company has placed a valuation allowance against its otherwise recognizable deferred tax assets due to the likelihood that the Company may not generate sufficient taxable income during the carryforward period to utilize the net operating loss carryforwards.

At September 30,2000, the Company has net operating losses for federal and state income tax purposes of approximately $1,423,925, which begin to expire in 2020. The net operating losses can be carried forward to offset future taxable income. Utilization of the above carryforwards maybe subject to utilization limitations, which may inhibit the Company's ability to use carryforwards in the future. As a result of net operating losses, the Company has not recorded a provision for income taxes.

PART III

     Items 1 and 2.     Index to Exhibits and Description of Exhibits.  The
following exhibits are included as part of this statement:

     Exhibit No.       Description

     2.1               Articles of Incorporation filed March 1, 2000

     2.3               Current Bylaws




  Signatures

           In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

                                              Artibles, Inc.
                                              (Registrant)

Date: January 24, 2000                     BY:/s/ Dr. Joel Burke, Pres.
                                           ---------------------------
                                             Joel Burke, Pres.




Exhibit 2.1

RESTATED ARTICLES OF INCORPORATION

OF

ARTIBLES, INC.


1. These Restated Articles of Incorporation have been duly adopted by the shareholders of Artibles, Inc. and are executed pursuant to the provisions of Sections 641-643, Act 284, Public Acts of 1972, as amended.

2. The corporation identification number (CID) assigned by the Bureau is 432-962.

3. The present name of the corporation is:

ARTIBLES,INC.

4. The corporation has had no former names.

5. The date of filing the original Articles of Incorporation was November 22, 1996.

6. The following Restated Articles of Incorporation supersede the original Articles of Incorporation and shall be the Articles of Incorporation of the corporation:



ARTICLE I

The name of the corporation is:

ARTIBLES, INC.


ARTICLE II

	The purpose or purposes for which the corporation is organized is to engage in any activity within the purposes for which corporations may be organized under the Michigan Business Corporation Act.

ARTICLE III

	The total number of shares of which the corporation shall have the authority to issue is ten million, two hundred thousand (10,200,000) divided into two classes, as follows:

	(1)	Ten million (10,000,000) shares of common stock of the par value of
One Cent ($.01), which shall be called "Common Stock".

	(2)	Two hundred thousand (200,000) shares of preferred stock, having no par value, which shall be called "Preferred Stock".

	The following provisions shall apply to the authorized stock of the corporation:


A. Provisions Applicable to Common Stock.

1. 	No Preference.  None of the shares of the Common Stock shall be entitled to any preferences, and each share of Common Stock shall be equal to every other share of said Common Stock in every respect.

2. 	Dividends.  After payment or declaration of full dividends on all shares having a priority over the Common Stock as to dividends, and after making all required sinking or retirement fund payments, if any, on all classes of preferred shares and on any other stock of the corporation ranking as to dividends or assets prior to the Common Stock, dividends on the shares of Common Stock may be declared and paid, but only when and as determined by the Board of Directors.

3.	Rights on Liquidation.  On any liquidation, dissolution, or winding up of the affairs of the corporation, after there shall have been paid to or set aside for the holders of all shares having priority over the Common Stock the full preferential amounts to which they are respectively entitled, the holders of the Common Stock shall be entitled to receive pro rata all the remaining assets of the corporation available for distribution to its shareholders.

3. Voting. At all meetings of shareholders of the corporation, the holders of the Common Stock shall be entitled to one vote for each share of Common Stock held by them respectively.

B. Provisions Applicable to Preferred Stock.

	1.	Issuance in Series.  The authorized shares of Preferred Stock may be issued from time to time in one or more series, each of such series to have such designations, powers, preferences, and relative, participating, optional, or other rights, and such qualifications, limitations, or restrictions, as may be stated in a resolution or resolutions providing for the issue of such series adopted by the Board of Directors. Authority is hereby expressly granted to the Board of Directors, subject to the provision of this Article, to authorize the issuance of any authorized and un-issued shares of Preferred Stock (whether or not previously designated as shares of a particular series, and including shares of any series issued and thereafter acquired by the corporation) as shares of one or more series of Preferred Stock, and with respect to each series to determine and designate by resolution providing for the issuance of such series:

	(a)	The number of shares to constitute the series and the title
thereof;

		(b)	Whether the holders shall be entitled to cumulative or
non-cumulative dividends, and, with respect to shares entitled to cumulative dividends, the date or dates from (which such dividends shall be cumulative, the rate of the annual dividends thereon which may be fixed or variable and may be made dependent upon facts ascertainable outside of the Restated Articles of Incorporation), the dates of payment thereof, and any other terms and conditions relating to such dividends;

		(c)	Whether the shares of such series shall be redeemable, and, if redeemable, whether redeemable at the cash, property, or rights, including securities of any other corporation, and whether redeemable at the option of the holder or the corporation or upon the happening of a specified event, the limitations and restrictions with respect to such redemption, the time or times, when, the price or prices or rate or rates at which, the adjustments with which, and the manner in which such shares shall be redeemable, including the manner of selecting shares of such series for redemption if less than all shares are to be redeemed, and the terms and amount of a sinking fund, if any, provided for the purchase or redemption of such shares;

	(d)	Whether the shares of such series shall be participating or
nonparticipating, and, with respect to participating shares, the date or dates from which the dividends shall be participating, the rate of the dividends thereon (which may be fixed or variable and may be made dependent upon facts ascertainable outside of the Restated Articles of Incorporation), the dates of payment thereof, and any other terms and conditions relating to such additional dividends;

	(e)	The amount per share payable to holders upon any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation;

	(f)	The conversion or exchange rights, if any, of such series,
including, without limitation, the price or prices, rate or rates, and provisions for the adjustment thereof (including provisions for protection against the dilution or impairment of such rights, and all other terms and conditions upon which shares constituting such series may be converted into, or exchanged for, shares of any other class or classes or series;

	(g)	The voting rights per share, if any, of each such series, provided that in no event shall any shares of any series be entitled to more than one vote per share; and

	(h)	All other rights, privileges, terms, and conditions that are permitted by law and are not inconsistent with this Article.

	All shares of Preferred Stock shall rank equally and be identical in all respects except as to the matters specified in this Article or any amendment thereto, or the matters permitted to be fixed by the Board of Directors, and all shares of any one series thereof shall be identical in every particular except as to the date, if any, from which dividends on such shares shall accumulate.

	2.	Dividends.  The holders of shares of each series of Preferred Stock shall be entitled to receive, when, as, and if declared by the Board of
Directors, dividends at, but not exceeding, the dividend rate fixed for such series by the Board of Directors pursuant to the provisions of this Article.

	3.	Liquidation Preference.  Upon the liquidation, dissolution, or winding up of the affairs of the corporation, whether voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive in full out of the assets of the corporation available for distribution to shareholders(including its capital) before any amount shall be paid to, or distributed among,the holders of Common Stock, an amount or amounts fixed by the Board of Directors pursuant to the provisions of this Article. If the assets of the corporation legally available for payment or distribution to holders of the Preferred Stock upon the voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the corporation are insufficient to permit the payment of the full preferential amount to which all outstanding shares of the Preferred Stock are entitled, then such assets shall be distributed ratably upon outstanding shares of the Preferred Stock are entitled, then such assets shall be distributed ratably upon outstanding shares of the Preferred Stock in proportion to the full preferential amount to which each such share shall be entitled. After payment to holders of the Preferred Stock of the full preferential amount, holders of the Preferred Stock as such shall have no right or claim to any of the remaining assets of the corporation. The merger or consolidation of the corporation into or with any other corporation, or the merger of any other corporation into the corporation, or the sale, lease, or conveyance of all or substantially of the property or business of the corporation, shall not be deemed to be a dissolution, liquidation, or winding up for purposes of this Section 3.

ARTICLE IV

The address of the current registered office of the corporation is 240 Greenwich, Grand Rapids, Michigan 49506

	The name of the current resident agent is Mr. Joseph J. Walsh.

ARTICLE V

	When a compromise or arrangement or a plan of reorganization of this corporation is proposed between this corporation and its creditors or any class of them or between this corporation and its shareholders or any class of them, a court of equity jurisdiction within the state, on application of this corporation or of a creditor or shareholder thereof, or on application of a receiver appointed for the corporation, may order a meeting of the creditors or class of creditors or of the shareholders or class of shareholders to be affected by the proposed compromise or arrangement or a reorganization, agree to a compromise or arrangement or a reorganization of this corporation as a consequence of the compromise or arrangement, the compromise or arrangement and the reorganization, if sanctioned by the court to which the application has been made, shall be binding on all of the creditors or class of creditors, or on all of the shareholders or class of shareholders and also on this corporation.

ARTICLE VI

	Members of the Board of Directors of the corporation shall be selected, replaced, and removed as follows:

	(1)	Number of Directors.  The number of the directors of the corporation shall be fixed from time to time by resolution adopted by a majority vote of the
Board of Directors but shall not be less than three.

	(2)	Classification.  The Board of Directors shall be divided into three classes as nearly equal in number as possible, with the term of office of one class expiring each year.  At each annual meeting of the shareholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.

	(3)	Vacancies and Newly Created Directorships.  Any vacancy occurring in the Board of Directors caused by resignation, removal, death, disqualification, or other incapacity, and any newly created directorships resulting from an increase in the number of directors, shall be filled by a majority vote of directors then in office, whether or not a quorum.  Each director chosen to fill a vacancy or a newly created directorship shall hold office until the next election of the class for which such director shall have been chosen.  When the number of directors is changed, any newly created or eliminated directorships shall be so apportioned by the Board of Directors among the classes as to make all classes as nearly equal in number as possible.  No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

	(4)	Removal.  Any director may be removed from office at any time, but only for cause, and only if removal is approved as set forth below.

		Except as may be provided otherwise by law, cause for removal shall be construed to exist only if:  (i) the director whose removal is proposed has been convicted of a felony by a court of competent jurisdiction and such conviction is no longer subject to direct appeal; (ii) such director has been adjudicated by a court of competent jurisdiction to be liable for negligence or misconduct in the performance of his duty to the corporation in a matter of substantial importance to the corporation and such adjudication is no longer subject to direct appeal; (iii) such director has become mentally incompetent, whether or not so adjudicated, which mental incompetency directly affects his ability as a director of the corporation; or (iv) such director's actions or failure to act are deemed by the Board of Directors to be in derogation of the director's duties.

		Whether cause for removal exists shall be determined by the affirmative vote of two-thirds (2/3) of the total number of directors. Any action to remove a director pursuant to (i) or (ii) above shall be taken within one year of such conviction or adjudication. For purposes of this paragraph, the total number of directors will not include the director who is the subject of the removal determination, nor will such director be entitled to vote thereon.

ARTICLE VII

	The corporation shall indemnify directors and executive officers of the corporation as of right to the fullest extent now or hereafter permitted by law in connection with any actual or threatened civil, criminal, administrative, or investigative action, suit, or proceeding (whether brought by or in the name of the corporation, a subsidiary, or otherwise) arising out of their service to the corporation, a subsidiary, or to another organization at the request of the corporation or a subsidiary. The corporation may indemnify persons who are not directors or executive officers of the corporation to the extent authorized by law, resolution of the Board of Directors, or contractual agreement authorized by the Board of Directors. The corporation may purchase and maintain insurance to protect itself and any such director, officer, or other person against any liability asserted against him or her and incurred by him or her in respect of such service whether or not the corporation would have the power to indemnify him or her against such liability by law or under the provisions of this paragraph. The provisions of this paragraph shall apply to actions, suits, or proceedings, whether arising from acts or omissions occurring before or after the adoption of this Article VII, and to directors, officers, and other persons who have ceased to render such service, and shall inure to the benefit of the heirs, executors, and administrators of the directors, officers, and other persons referred to in this paragraph.


ARTICLE VIII

	A director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of the director's fiduciary duty. However, this Article VIII shall not eliminate or limit the liability of a director for any of the following:

(1) A breach of the director's duty of loyalty to the corporation or its shareholders.

(2) Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law.

(3) A violation of Section 551(1) of the Michigan Business Corporation
Act.

(4) A transaction from which the director derived an improper personal benefit.

(5) An act or omission occurring before the effective date of this
Article VIII.

	Any repeal or modification of this Article VIII by the shareholders of the corporation shall not adversely affect any right or protection of any director of the corporation existing at the time of, or with respect to, any acts or omissions occurring before such repeal or modification.

	I, the President of Artibles, Inc., sign my name this day of  2000.

ARTIBLES, INC.

DR. JOEL BURKE
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Exhibit 2.3

BYLAWS
OF
ARTIBLES, INC.


ARTICLE I
OFFICES


	1.01.	Principal Office.  The principal office of the corporation shall be at such place within the state of Michigan as the board of directors shall determine from time to time.

	1.02.	Other Offices.  The corporation also may have offices at such other places as the board of directors from time to time determines or the business of the corporation requires.

ARTICLE II
SEAL

	2.01.	Seal.  The corporation may have a seal in the form that the board of directors may from time to time determine.  The seal may be used by causing it or a facsimile to be impressed, affixed, or reproduced.

ARTICLE III
CAPITAL STOCK

	3.01	Issuance of Shares.  The shares of capital stock of the corporation shall be issued in the amounts, at the times, for the consideration, and on the terms and conditions that the board shall deem advisable, subject to the articles of incorporation and any requirements of the laws of the state of
Michigan.

	3.02	Certification for Shares.  The shares of the corporation shall be represented by certificates signed by the chairperson of the board, the president, or a vice president, and also may be signed by the treasurer, assistant treasurer, secretary, or assistant secretary of the corporation, and may be sealed with the seal of the corporation or a facsimile of it. A certificate representing shares shall state on its face that the corporation is formed under the laws of the state of Michigan and shall also state the name of the person to whom it is issued, the number and class of shares and the designation of the series, if any, that the certificate represents, and any other provisions that may be required by the laws of the state of Michigan.

	3.03	Transfer of Shares.  The shares of the capital stock of the
corporation are transferable only on the books of the corporation upon surrender of the certificate for the shares, properly endorsed for transfer, and the presentation of the evidence of ownership and validity of the assignment that the corporation may require.

	3.04	Registered Shareholders.  The corporation shall be entitled to treat the person in whose name any share of stock is registered as the owner of it for the purpose of dividends and other distributions or for any recapitalization, merger, plan of share exchange, reorganization, sale of assets, or liquidation, for the purpose of votes, approvals, and consents by shareholders, for the purpose of notices to shareholders, and for all other purposes whatever, and shall not be bound to recognize any equitable or other claim to or interest in the shares by any other person, whether or not the corporation shall have notice of it, save as expressly required by the laws of the state of Michigan.

	3.05	Lost or Destroyed Certificates.  On the presentation to the
corporation of a proper affidavit attesting to the loss, destruction, or mutilation of any certificate or certificates for shares of stock of the corporation, the board of directors shall direct the issuance of a new certificate or certificates to replace the certificates so alleged to be lost, destroyed, or mutilated. The board of directors may require as a condition precedent to the issuance of new certificates a bond or agreement of indemnity, in the form and amount and with or without the sureties, as the board of directors may direct or approve.

ARTICLE IV
SHAREHOLDERS AND MEETINGS OF SHAREHOLDERS

	4.01.	Place of Meetings.  All meetings of shareholders shall be held at the principal office of the corporation or at any other place that shall be determined by the board of directors and stated in the meeting notice.

	4.02	Annual Meeting.  The annual meeting of the shareholders of the corporation shall be held on the first of November at 4:00 p.m. Directors shall be elected at each annual meeting and such other business transacted as may come before the meeting.

	4.03	Special Meetings.  Special meetings of shareholders may be called by the board of directors, the chairperson of the board(if the office is filled), or the president and shall be called by the president or secretary at the written request of shareholders holding a majority of the outstanding shares of stock of the corporation entitled to vote.  The request shall state the purpose or purposes for which the meeting is to be called.

	4.04	Notice of Meetings.  Except as otherwise provided by statute, written notice of the time, place, and purposes of a shareholders meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each shareholder of record entitled to vote at the meeting, either personally or by mailing the notice to his or her last address as it appears on the books of the corporation. No notice need be given of an adjourned meeting of the shareholders provided that the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting the only business to be transacted is business that might have been transacted at the original meeting. However, if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each shareholder of record entitled to notice on the new record date as provided in this bylaw.

	4.05	Record Dates.  The board of directors may fix in advance a record date for the purpose of determining shareholders entitled to notice of and to vote at a meeting of shareholders or an adjournment of the meeting or to express consent to or to dissent from a proposal without a meeting; for the purpose of determining shareholders entitled to receive payment of a dividend or an allotment of a right; or for the purpose of any other action. The date fixed shall not be more than 60 nor less than 10 days before the date of the meeting, nor more than 60 days before any other action. In such case only the shareholders that shall be shareholders of record on the date so fixed shall be entitled to notice of and to vote at the meeting or an adjournment of the meeting or to express consent to or to dissent from the proposal; to receive payment of the dividend or the allotment of rights; or to participate in any other action, notwithstanding any transfer of any stock on the books of the corporation, after any such record date. Nothing in this bylaw shall affect the rights of a shareholder and his or her transferee or transferor as between themselves.

	4.06	List of Shareholders.  The secretary of the corporation or the agent of the corporation having charge of the stock transfer records for shares of the corporation shall make and certify a complete list of the shareholders entitled to vote at shareholders meeting or any adjournment of it. The list shall be arranged alphabetically within each class and series and include the address of, and the number of shares held by, each shareholder; be produced at the time and place of the meeting; be subject to inspection by any shareholder during the whole time of the meeting and be prima facie evidence of which shareholders are entitled to examine the list or vote at the meeting.

	4.07	Quorum.  Unless a greater or lesser quorum is required in the articles of incorporation or by the laws of the state of Michigan, the shareholders present at a meeting in person or by proxy who, as of the record date for the meeting, were holders of a majority of the outstanding shares of the corporation entitled to vote at the meeting, shall constitute a quorum at the meeting. Whether or not a quorum is present, a meeting of shareholders may be adjourned by a vote of the shares present in person or by proxy. When the holders of a class or series of shares are entitled to vote separately on an item of business, this bylaw applies in determining the presence of a quorum of the class or series for transacting the item of business.

	4.08	Proxies.  A shareholder entitled to vote at a shareholders meeting or to express consent or to dissent without a meeting may authorize other persons to act for the shareholder by proxy. A proxy shall be signed by the shareholder or the shareholder's authorized agent or representative and shall not be valid after the expiration of three years from its date unless otherwise provided in the proxy. A proxy is revocable at the pleasure of the shareholder executing it except as otherwise provided by the laws of the state of Michigan.

	4.09	Voting.  Each outstanding share is entitled to one vote on each matter submitted to a vote, unless the articles of incorporation provide otherwise. Votes may be cast orally or in writing, but if more than 25 shareholders of record are entitled to vote, then votes shall be cast in writing signed by the shareholders or the shareholder's proxy. When an action, other than the election of directors, is to be taken by a vote of the shareholders, it shall be authorized by a majority of the votes cast by the holders of shares entitled to vote on it, unless a greater vote is required by the articles of incorporation or by the laws of the state of Michigan. Except as otherwise provided by the articles of incorporation, directors shall be elected by a plurality of the votes cast at any election.

ARTICLE V
DIRECTORS

	5.01	Number.  The business and affairs of the corporation shall be managed by a board of not less than one nor more than seven directors as shall be fixed from time to time by the board of directors. The directors need not be residents of Michigan or shareholders of the corporation.

	5.02	Election, Resignation, and Removal.  Directors shall be elected at each annual shareholders meeting, each director to hold office until the next annual shareholders meeting and until the director's successor is elected and qualified, or until the director's resignation or removal. A director may resign by written notice to the corporation. The resignation is effective on its receipt by the corporation or at a subsequent time as set forth in the notice of resignation. A director or the entire board of directors may be removed, with or without cause, by vote of the holders of a majority of the shares entitled to vote at an election of directors.

	5.03	Vacancies.  Vacancies in the board of directors occurring by reason of death, resignation, removal, increase in the number of directors, or otherwise shall be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors, unless filled by proper action of the shareholders of the corporation  Each person so elected shall be a director for a term of office continuing only until the next election of directors by the shareholders.  A vacancy that will occur at a specific date, by reason of a resignation effective at a later date or otherwise, may be filled before the vacancy occurs, but the newly elected director may not take office until the vacancy occurs.

	5.04	Annual Meeting.  The board of directors shall meet each year immediately after the annual meeting of the shareholders, or within three days of such time, excluding Sundays and legal holidays, of the later time is deemed advisable, at the place where the shareholders meeting has been held or any other place that the board may determine, for the purpose of electing officers and considering such business that may properly be brought before the meeting; provided that, if less than a majority of the directors appear for an annual meeting of the board of directors, the holding of the annual meeting shall not be required and the matters that might have been taken up in it may be taken up at any later special or annual meeting, or by consent resolution.

	5.05	Regular and Special Meetings.  Regular meetings of the board of directors may be held at the time and places that the majority of the directors may from time to time determine at a prior meeting or as shall be directed or approved by the vote or written consent or as shall be directed or approved by the vote or written consent of all the directors. Special meetings of the board may be called by the chairperson of the board (if the office if filled)or the president, and shall be called by the president or secretary on the written request of any two directors, provided two or more directors hold office.

	5.06	Notices.  No notice shall be required for annual or regular meetings of the board or for adjourned meetings, whether regular or special.  Three days written notice shall be given for special meetings of the board, and the notice shall state the time, place, and purpose or purposes of the meeting.

	5.07	Quorum.  A majority of the board of directors then in office, or of the members of a board committee, constitutes a quorum for the transaction of business.  The vote of a majority of the directors present at any meeting at which there is a quorum constitutes the action of the board or of the committee, except when a larger vote may be required by the laws of the state of Michigan.
A member of the board or of a committee designated by the board may participate in a meeting by conference telephone or similar communications equipment through which all persons participating in the meeting can communicate with each other.
Participation in a meeting in this manner constitutes presence in person at the meeting.

	5.08	Dissents.  A director who is present at a meeting of the board of directors, or a board committee of which the director is a member, at which action on a corporate matter is taken, is presumed to have concurred in that action unless the director's dissent is entered in the minutes of the meeting or unless the director files a written dissent to the action with the person acting as secretary of the meeting before the adjournment of it or forwards the dissent by registered mail to the secretary of the corporation promptly after the adjournment of the meeting. The right to dissent does not apply to a director who voted in favor of the action. A director who is absent from a meeting of the board or a board committee of which the director is a member, at which any such action is taken, is presumed to have concurred in the action unless he or she files a written dissent with the secretary of the corporation within a reasonable time after the director has knowledge of the action.

	5.09	Compensation.  The board of directors, by affirmative vote of a majority of directors in office and irrespective of any personal interest of any of them, may establish reasonable compensation of directors for services to the corporation as directors or officers.

	5.10	Executive and Other Committees.  The board of directors may, by resolution passed by a majority of the whole board, appoint three or more members of the board as an executive committee to exercise all powers and authorities of the board in managing the business and affairs of the corporation, except that the committee shall not have power or authority to (a) amend the articles of incorporation; (b) adopt an agreement of merger or plan of share exchange; (c) recommend to shareholders the sale, lease, or exchange of all or substantially all of the corporation's property and assets; (d) recommend to shareholders a dissolution of the corporation or revocation of a dissolution;
(e) amend these bylaws; (f) fill vacancies in the board; or (g) declare a dividend or authorize the issuance of stock, unless expressly authorized by the board.

	The board of directors from time to time may, by like resolution, appoint any other committees of one or more directors to have the authority that shall be specified by the board in the resolution making the appointments. The board of directors may designate one or more directors as alternate members of any committee to replace an agent or disqualified member at any committee meeting.

ARTICLE VI
NOTICES, WAIVERS OF NOTICE, AND MANNER OF ACTING

	6.01	Notices.  All notices of meetings required to be given to
shareholders, directors, or any committee of directors may be given by mail, telecopy, telegram, radiogram, cablegram, or fax to any shareholder, director, or committee member at his or her last address as it appears on the books of the corporation. The notice shall be deemed to be given at the time it is mailed or otherwise dispatched.

	6.02	Waiver of Notice. Notice of the time, place, and purpose of any meeting of shareholders, directors, or committee of directors may be waived by telecopy, telegram, radiogram, cablegram, fax, or other writing, either before or after the meeting, or in any other manner that may be permitted by the laws of the state of Michigan. Attendance of a person at any shareholders meeting, in person or by proxy, or at any meeting of directors or of a committee of directors, constitutes a waiver of notice of the meeting except as follows:

(a) In the case of a shareholder, unless the shareholder at the beginning of the meeting objects to holding the meeting or transacting business at the meeting, or unless with respect to consideration of a particular matter at the meeting that is not within the purpose or purposes described in the meeting notice, the shareholder objects to considering the matter when it is presented.

(b) In the case of a director, unless he or she at the beginning of the meeting, or upon his or her arrival, objects to the meeting or the transacting of business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

6.03	Action Without a Meeting.  Except as the articles of incorporation may otherwise provide for action to be taken by shareholders, any action required or permitted at any meeting of shareholders, directors, or a committee of directors may be taken without a meeting, without prior notice, and without a vote, if all of the shareholders, directors, or committee members entitled to vote on it consent to it in writing, before or after the action is taken.

ARTICLE VII
OFFICERS

	7.01 	Number.  The board of directors shall elect or appoint a president, a secretary, and a treasurer, and may select a chairperson of the board and one or more vice presidents, assistant secretaries, or assistant treasurers.  The president and chairperson of the board, if any, shall be members of the board of directors.

	7.02	Term of Office, Resignation, and Removal.  An officer shall hold office for the term for which he or she is elected or appointed and until his or her successor is elected or appointed and qualified, or until his or her resignation or removal. An officer may resign by written notice to the corporation. The resignation is effective on its receipt by the corporation or at a subsequent time specified in the notice of resignation. An officer may be removed by the board with or without cause. The removal of an officer shall be without prejudice to his or her contract rights, if any. The election or appointment of an officer does not of itself create contact rights.

	7.03	Vacancies.  The board of directors may fill any vacancies in any office occurring for whatever reason.

	7.04	Authority.  All officers, employees, and agents of the corporation shall have the authority and perform the duties to conduct and manage the business and affairs of the corporation that may be designated by the board of directors and these bylaws.

ARTICLE VIII
DUTIES OF OFFICERS

	8.01	Chairperson of the Board.  The chairperson of the board, if the office is filled, shall preside at all meetings of the shareholders and of the board of directors at which the chairperson is present.

	8.02	President.  The president shall see that all orders and resolutions of the board are carried into effect, and the president shall have the general powers of supervision and management usually vested in the chief executive officer of a corporation, including the authority to vote all securities of other corporations and business organizations held by the corporation.  In the absence or disability of the chairperson of the board, or if that office has not been filled, the president also shall perform the duties of the chairperson of the board as set forth in these bylaws.

	8.03	Vice Presidents.  The vice presidents, in order of their seniority, shall, in the absence or disability of the president, perform the duties and exercise the powers of the president and shall perform any other duties that the board of directors or the president may from time to time prescribe.

	8.04	Secretary.  The secretary shall attend all meetings of the board of directors and shareholders and shall record all votes and minutes of all proceedings in a book to be kept for that purpose; shall give or cause to be given notice of all meetings of the shareholders and the board of directors; and
shall keep in safe custody the seal of the corporation and, when authorized by the board, affix it to any instrument requiring it, and when so affixed it shall be attested to by the signature of the secretary or by the signature of the treasurer or an assistant secretary.  The secretary may delegate any of the duties, powers, and authorities of the secretary to one or more assistant secretaries, unless the delegation is disapproved by the board.

	8.05	Treasurer.	The treasurer shall have the custody of the corporate
funds and securities; shall keep full and accurate accounts of receipts and disbursements in the books of the corporation; and shall deposit all moneys and other valuable effects in the name and to the credit of the corporation in the depositories that may be designated by the board of directors.  The treasurer shall render to the president and directors, whenever they may require it, an account of his or her transactions as treasurer and of the financial condition of the corporation.  The treasurer may delegate any of his or her duties, powers, and authorities to one or more assistant treasurers unless the delegation is disapproved by the board of directors.

	8.06	Assistant Secretaries and Treasurers.  The assistant secretaries, in order of their seniority, shall perform the duties and exercise the powers and authorities of the secretary in case of the secretary's absence or disability.
The assistant treasurers, in the order of their seniority, shall perform the duties and exercise the powers and authorities of the treasurer in case of the treasurer's absence or disability.  The assistant secretaries and assistant treasurers shall also perform the duties that may be delegated to them by the secretary and treasurer, respectively, and also the duties that the board of directors may prescribe.

ARTICLE IX
SPECIAL CORPORATE ACTS


	9.01	Orders for Payment of Money.  All checks, drafts, notes, bonds, bills of exchange, and orders for payment of money of the corporation shall be signed by the officer or officers or any other person or persons that the board of directors may from time to time designate.

	9.02	Contracts and Conveyances.  The board of directors of the
corporation may in any instance designate the officer and/or agent who shall have authority to execute any contract, conveyance, mortgage, or other instrument on behalf of the corporation, or may ratify or confirm any execution. When the execution of any instrument has been authorized, without specification of the executing officers or agents, the chairperson of the board, the president or any vice president, and the secretary, assistant secretary, treasurer, or assistant treasurer may execute the instrument in the name and on behalf of this corporation and may affix the corporate seal to it.

ARTICLE X
BOOKS AND RECORDS

	10.01	Maintenance of Books and Records.  The proper officers and agents of the corporation shall keep and maintain the books, records, and accounts of the corporation's business and affairs, minutes of the proceedings of its shareholders, board, and committees, if any, and the stock ledgers and lists of shareholders, as the board of directors shall deem advisable and as shall be required by the laws of the state of Michigan and other states or jurisdictions empowered to impose such requirements.  Books, records, and minutes may be kept within or without the state of Michigan in a place that the board shall determine.

	10.02	Reliance on Books and Records.  In discharging his or her duties, a director or an officer of the corporation, when acting in good faith, may rely on information, opinions, reports, or statements, including financial statements and other financial data, if prepared or presented by any of the following:

(a) One or more directors, officers, or employees of the corporation, or of a business organization under joint control or common control, whom the director or officer reasonably believes to be reliable and competent in the matters presented.

(b) Legal counsel, public accountants, engineers, or other persons as to matters the director or officer reasonably believes are within the person's professional or expert competence.

(c) A committee of the board of which he or she is not a member if the director or officer reasonably believes the committee merits confidence.


	A director or officer is not entitled to rely on the information set forth above if he or she has knowledge concerning the matter in question that makes reliance otherwise permitted unwarranted.

ARTICLE XI
FISCAL YEAR

	11.01	Fiscal Year.  The fiscal year of the corporation shall be as fixed by the board of directors.

ARTICLE XII
INDEMNIFICATION

	12.01	Indemnification.  Each director and officer of the corporation now or hereafter serving as such shall be indemnified by the corporation against any and all claims and liabilities to which he or she has or may become subject by reason of serving or having served as such director or officer, or by reason of any action alleged to have been taken, omitted, or neglected as such director or officer and the corporation shall reimburse each such person for all legal expenses reasonably incurred in connection with any such claim or liability or wrong payments made by him or her in satisfaction of a judgment. No such person shall be indemnified against, or be reimbursed for any expense or payments incurred with, any claim or liability established to have arisen out of his own willful misconduct or gross negligence.

	The right of indemnification hereinabove provided for shall not be exclusive of any right to which any director or officer of the corporation may otherwise be entitled by law.


ARTICLE XIII
AMENDMENTS

	13.01	Amendments.  The bylaws of the corporation may be amended, altered, or repealed, in whole or in part, by the shareholders or by the board of directors at any meeting duly held in accordance with these bylaws, provided that notice of the meeting includes notice of the proposed amendment, alteration, or repeal.

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Exhibit

SERVICES AGREEMENT



	This Agreement is effective as of the 15 day of December, 1996, by and between Artibles, Inc., a corporation (the "Company"), and Epoch Resources, Inc., of Grand Rapids, Michigan ("EPOCH").

	WHEREAS, the Company is a Michigan corporation; and

	WHEREAS, EPOCH, is in the business of providing Computer Consulting, Production and Programming services; and

	WHEREAS, the Company desires to retain EPOCH to provide its services;

	NOW, THEREFORE, in consideration of the mutual covenants and promises contained herein, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1. Duties and Involvement

a. The Company hereby engages EPOCH to provide its services when requested.

b. EPOCH acknowledges that in rendering services to the Company, it is not and will not be responsible for any management decisions on behalf of the Company and that it is not authorized or empowered to commit the Company to any recommendation or course of action. The Company represents that EPOCH does not have, through stock ownership or otherwise, the power to control the Company nor to exercise any dominating influence over its management.

2. Terms

	This Agreement shall continue for one (1) year and shall be automatically renewed in favor of Epoch for one year years unless one of the following events occur:

a. EPOCH submits a letter of termination to the Company;

	b.	The Company terminates EPOCH for cause which shall mean misconduct resulting in damage to the Company;

3. Compensation

	EPOCH shall be paid pursuant to its schedule of rates and charges as amended by EPOCH on an annual basis.

4. Confidentiality

	During and after the services period, EPOCH will not divulge or appropriate to its own use or the use of others, in competition with the Company, any secret or confidential information or knowledge pertaining to the business of the Company, or of any of its subsidiaries, obtained by it in any way while contracted by the Company or by any of its subsidiaries.



5. Remedies

	If at any time EPOCH violates to a material extent any of the covenants or agreements set forth in Paragraph 4, the Company shall have the right to terminate all of its obligations to make further payments under this Agreement. EPOCH acknowledges that the Company would be irreparably injured by a violation of paragraph 4 and agrees that the Company shall be entitled to an injunction restraining EPOCH from any actual or threatened breach of paragraph 4 or to any other appropriate equitable remedy without any bond or other security being required.

6. Amendment

	This Agreement may be amended or canceled by mutual agreement of the parties without the consent of any other person. No person, other than the parties hereto, shall have any rights under or interest in this Agreement, or the subject matter hereof.

7. Notices

	Any notice required or permitted to be given under this Agreement shall be sufficient if in writing and if sent by registered mail to the Company at its principal executive offices or to EPOCH at the last address filed by him in writing with the Company, as the case may be.

8. Non-Assignment

	The interests of EPOCH under this Agreement are not subject to the claims of its creditors and may not be voluntarily or involuntarily assigned, alienated or encumbered.

9. Successors

	This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company's assets and business.

10. Applicable Law

	The provisions of this Agreement shall be construed in accordance with the laws of the State of Michigan.

11. Counterparts

	This Agreement may be executed in two or more counterparts, any one of which shall be deemed the original without reference to the others.

12. Arbitration

	Any dispute, controversy or claim between the Company and Consultant arising out of or related to this Agreement shall be settled by arbitration, which shall be conducted in accordance with the rules of the American Arbitration Association then in effect and conducted in the State of Michigan. Any award made by such arbitrators shall be binding and conclusive for all purpose thereof, may include injunctive relief, as well as orders for specific performance and may be entered as a final judgment in any court of competent jurisdiction. No arbitration arising out of or relating to this Agreement shall include, by consolidation or joinder or in any other manner, parties other than the Company or consultant and other persons substantially involved in common question of fact or law whose presence is required if complete relief is to be afforded in arbitration. The cost and expenses of such arbitration shall be borne in accordance with the determination of the arbitrators and may include reasonable attorney's fees. Each party hereby further agrees that service of process may be made upon it by registered or certified mail or personal service at the address provided for herein.

	IN WITNESS WHEREOF, EPOCH has hereunto set his hand, and the Company has caused these presents to be executed in its name and on its behalf, all as of the day and year first above written.


ARTIBLES, INC.					EPOCH RESOURCES, INC.




By:							By:
	Its Authorized Agent				Its Authorized Agent












THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED OR THE SECURITIES LAW OF ANY STATE AND MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM.



PROMISSORY NOTE


Date:  January, 12, 1999				Principal Sum:  $25,000.00

OBLIGATION AND PAYMENT

	FOR VALUE RECEIVED, receipt of which is acknowledged, Artibles, Inc., of Grand Rapids, Michigan, promises to pay the order of Charles Ishay, the principal sum of Twenty Five Thousand ($25,000.00) Dollars, together with interest at the rate of Ten (10%) percent per annum on the unpaid balance. Payment will be made upon demand one year after the issuance of this Note. Artibles, Inc. shall have the right to pre-pay this Note, in whole or in part, at any time without premium or penalty. Installments shall be paid at Charles Shay's office in New York, or at any other place that the holder of this Note designates in writing. Interest shall be computed monthly. Installments shall be applied first toward the payment of interest and costs of collection provided for in this Note; the balance, if any, will be applied to the payment of the principal.

STOCK PAYMENT OPTION

	After four (4) months from the date of this Note, and prior to ten (10) months from the date of this Note, Artibles, Inc., agrees to accept from Charles Ishay his proposal to satisfy this Note in full or any part thereof, by issuance of shares (defined below) of unregistered common stock of Artibles, Inc., at the value of $2.50 per share. Artibles, Inc., shall issue the shares in the amount requested by Charles Ishay, in full or partial satisfaction of the Note. Artibles, Inc., agrees to register the shares in any subsequent registration. Subsequent to ten (10) months after the date of this Note, Artibles, Inc., may accept or reject Charles Ishay's proposal to satisfy the Note by delivery of shares.

	For the purposes of this Note, the terms share of Artibles, Inc., stock shall mean the post-split shares which Artibles, Inc. intends to authorize and issue up to the amount of 55 million shares.

WAIVER

	The undersigned waives demand, presentment, protest, notice of dishonor or non-payment of this Note, and all other actions or notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note. The undersigned agrees to pay all costs of collection when incurred, including holder's attorneys' fees and costs, and to perform and comply with each of the covenants and conditions contained in any agreement executed in connection herewith, including but not limited to mortgages, liens, security agreements, and financing statements.



DEFAULT

	If the undersigned should default in the payment of principal, or interest, when due in accordance with the terms listed herein, or if the undersigned should fail to perform or comply with any term, covenant, or condition of any agreement executed in connection with this Note, or any other agreement executed in connection with this Note, or any other agreement with, and such failure continues for seven (7) days after the holder gives written notice to the undersigned at the address below, reasonably identifying the failure, it is agreed that the holder or holders of this Note may, without notice, declare the unpaid balance of the principal sum and any interest accrued on it, at once due and payable at the place of payment listed above. Notice shall be deemed to have been given when personally delivered or when deposited in the Units States mail addressed to the undersigned with proper postage affixed. Interest shall continue to accrue on the unpaid principal balance at the rate established above regardless of any acceleration of the debt pursuant to the terms of this paragraph.

BENEFIT

This Note shall inure to the benefit of Charles Ishay and his successors and assigns, it shall be binding upon the undersigned, its respective legal representatives, successors and assigns. The undersigned agrees that it will not assert any claim it may have against as a defense against payment on this Note, or as a setoff against amounts owed pursuant to the terms of this Note. The undersigned agree that any litigation with respect to or arising our of this Note shall, at Artibles' sole discretion and election, be conducted in the Michigan Courts seated in Kent County, Michigan, or in the United States District Court for the Western District of Michigan; the undersigned hereby consents to the personal jurisdiction of such courts and waives any objection it may have to the laying of venue of such litigation.

REPORTS

The undersigned shall receive, for so long as it holds this Note or shares issued in payment therefore, and until Artibles, Inc., is a reporting company under the Federal Securities laws, such annual and quarterly reports and financial statements as are required to be prepared and delivered by Artibles, Inc., to its other lenders and/or investors and, to the extent not included in the foregoing, (i) an annual report including such financial statements as are then regularly prepared by Artibles, Inc., and a summary of the business, operations, financial condition and prospects of Artibles, Inc., and (ii) a quarterly business summary of the business, operations, financial condition and prospects of Artibles, Inc.

USE OF PROCEEDS

The proceeds of the indebtedness represented by this Note will be used for capital expenditures, working capital and other general corporate purposes.

DISCLOSURE

Artibles, Inc., has not, in writing or orally, to the holder of this Note or of any of the other similar notes being issued contemporaneously with this Note, made any untrue statements of a material fact or omitted to state any material fact necessary to make the statements made, in light of the circumstances in which they were made, not misleading.

INVESTOR STATUS

The holder of this Note, by acceptance hereof, confirms that: (i) he is an "Accredited Investor" as defined in Rule 501 of Regulation D under the United States Securities Act of 1933, as amended; (ii) he possesses such knowledge and experience in financial and business matters so that the holder is capable of evaluating the risks and merits of an investment in this Note and in Artibles, Inc.; (iii) he is able to bear the economic risks of an investment in Artibles, Inc., and could afford a complete loss of such investment, and (iv) he has had an opportunity to ask questions and received answers regarding Artibles. Inc. and the offering and sale of the note and has been furnished with all information requested relating to Artibles, Inc., and the offering and sale of the Note.


OTHER PROVISIONS

No delay or omission on the part of the holder in the exercise of any right hereunder, or under any agreement securing this Note, shall operate as a waiver of such right or any other right, a waiver on any one occasion shall not be construed as a bar to or waiver of any such right on any future occasion. The undersigned agrees that this Note and the rights and obligations of all parties hereunder shall be governed by and construed under the laws of the State of Michigan. In the event any provision hereof is in conflict with any statute or rule of law in the State of Michigan, or is otherwise unenforceable for any reason whatsoever, then such provision shall be deemed severable from this Note, or enforceable to the maximum extent permitted by law, as the case may be, and the same shall not invalidate any other provisions hereof.

In Witness Whereof, this Note has been executed on the day and year above written.



								ARTIBLES, INC.


								By:
		Dr. Joel Burke, Its President
		240 Greenwich Drive
		Grand Rapids, MI  49506




PROMISSORY NOTE


Date:  January 14, 1999				Principal Sum:  $25,000.00

OBLIGATION AND PAYMENT

	FOR VALUE RECEIVED, receipt of which is acknowledged, Artibles, Inc., of Grand Rapids, Michigan, promises to pay the order of Elvira Antebi, the principal sum of Twenty Five Thousand ($25,000.00) Dollars, together with interest at the rate of Ten (10%) percent per annum on the unpaid balance. Payment will be made upon demand one year after the issuance of this Note. Artibles, Inc. shall have the right to pre-pay this Note, in whole or in part, at any time without premium or penalty. Installments shall be paid at Elvira Antebi's office in 1974 E. 21st Street, Brooklyn, NY, 11229. Interest shall be computed monthly. Installments shall be applied first toward the payment of interest and costs of collection provided for in this Note; the balance, if any, will be applied to the payment of the principal.

WAIVER

	The undersigned waives demand, presentment, protest, notice of dishonor or non-payment of this Note, and all other actions or notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note. The undersigned agrees to pay all costs of collection when incurred, including holder's attorneys' fees and costs, and to perform and comply with each of the covenants and conditions contained in any agreement executed in connection herewith, including but not limited to mortgages, liens, security agreements, and financing statements.


DEFAULT

	If the undersigned should default in the payment of principal, or interest, when due in accordance with the terms listed herein, or if the undersigned should fail to perform or comply with any term, covenant, or condition of any agreement executed in connection with this Note, or any other agreement executed in connection with this Note, or any other agreement with Elvira Antebi and such failure continues for seven (7) days after the holder gives written notice to the undersigned at the address below, reasonably identifying the failure, it is agreed that the holder or holders of this Note may, without notice, declare the unpaid balance of the principal sum and any interest accrued on it, at once due and payable at the place of payment listed above. Notice shall be deemed to have been given when personally delivered or when deposited in the Units States mail addressed to the undersigned with proper postage affixed. Interest shall continue to accrue on the unpaid principal balance at the rate established above regardless of any acceleration of the debt pursuant to the terms of this paragraph.

BENEFIT

This Note shall inure to the benefit of Artibles and his successors and assigns, it shall be binding upon the undersigned, its respective legal representatives, successors and assigns. The undersigned agrees that it will not assert any claim it may have against Elvira Antebi as a defense against payment on this Note, or as a setoff against amounts owed pursuant to the terms of this Note. The undersigned agree that any litigation with respect to or arising our of this Note shall, at Artibles' sole discretion and election, be conducted in the Michigan Courts seated in Kent County, Michigan, or in the United States District Court for the Western District of Michigan; the undersigned hereby consents to the personal jurisdiction of such courts and waives any objection it may have to the laying of venue of such litigation.


OTHER PROVISIONS

No delay or omission on the part of the holder in the exercise of any right hereunder, or under any agreement securing this Note, shall operate as a waiver of such right or any other right, a waiver on any one occasion shall not be construed as a bar to or waiver of any such right on any future occasion. The undersigned agrees that this Note and the rights and obligations of all parties hereunder shall be governed by and construed under the laws of the State of Michigan. In the event any provision hereof is in conflict with any statute or rule of law in the State of Michigan, or is otherwise unenforceable for any reason whatsoever, then such provision shall be deemed severable from this Note, or enforceable to the maximum extent permitted by law, as the case may be, and the same shall not invalidate any other provisions hereof.

In Witness Whereof, this Note has been executed on the day and year above written.



								ARTIBLES, INC.


							By:
								Dr. Joel Burke, Its President
								240 Greenwich Drive
								Grand Rapids, MI  49506